
13001790


blue nile

Blue Nile, Inc.
2012 Annual Report


blue nile

411 First Avenue South, Suite 700
Seattle, Washington 98104

April 2013

To Our Shareholders:

Fourteen years ago, Blue Nile was founded with a core belief: There is a better way to buy diamonds and fine jewelry. By empowering consumers with information and expert guidance, as well as offering a tremendous selection of high-quality products and industry-leading value, we would redefine the way they search for and purchase jewelry. To this day, that belief drives our focus and creates an unwavering commitment to deliver a customer experience that is nothing short of perfect. As a result, Blue Nile is the largest online retailer of diamonds and fine jewelry and a brand that increasingly resonates across the globe. In a world where consumers are discerning, our dedication to value, emphasis on quality, and relentless focus on the customer makes Blue Nile the jeweler of choice to mark life's most meaningful moments.

Our 2012 financial performance reflects the successful execution of a strategy to accelerate growth. We navigated the challenging macro conditions over the past several years and emerged a stronger company, with more competitive strength, and an even greater conviction in the opportunities that will build our business.

Some highlights of our 2012 business performance include:

- Sales growth of 14.9% to a record of $400.0 million driven by sequential quarterly improvement in 2012 versus 2011.
- Record sales in engagement products achieving growth for the year of 21.7% in the US and 19.6% globally.
- Record sales in our international business totaling $62.4 million. We also increased our global product offering and established a physical presence in Asia to better serve Greater China. Blue Nile now serves 45 countries and territories.
- A strengthened supplier base. We featured over 100,000 loose diamonds from around the world, providing incredible selection, quality, and value to our customers.
- Ongoing development of a distinctive product assortment designed to appeal to a broad range of consumers.
- Cash flow from operations exceeded $30.0 million and we purchased approximately 1.5 million shares under our repurchase program. We continue to believe that the share repurchase program is a good use of cash to enhance returns for our shareholders.

We accomplished a great deal, but there is more to do both domestically and internationally. To achieve even greater growth, we are focused on executing three key initiatives for 2013.

Accelerate Growth: Today, we have approximately 5% share of the U.S. market for diamond engagement rings. Our goal is to increase that share through a continued focus on thrilling our customers with service, value, and selection. This core foundation of Blue Nile provides the opportunity to advance sales of non-engagement jewelry in the U.S., and we are well-positioned to sell diamond basics, wedding bands, and fashion jewelry.

Evolve Mobile: Mobile is a priority for Blue Nile. In the fourth quarter of 2012, one third of visitors to our storefront came from a mobile device. In 2013, we believe that half of our total visitors will come from a mobile device. While we have always offered good mobile features, we have an opportunity in 2013 to create a next-generation experience for new and existing customers.

Advance International: We expect significant growth from international markets, both in countries where we have many years of experience, such as Canada and the United Kingdom, as well as in emerging markets. We believe Asia, specifically greater China, represents significant long-term opportunities for Blue Nile. In 2012, we made investments in facilities and strategic partnerships to better serve our customers in this rapidly growing market.

In all of our markets, we believe that our robust diamond supply chain, efficient cost structure, and exceptional value proposition makes us uniquely suited to serve and delight consumers. For the past fourteen years, we built our business through the dedication and talent of our employees, the trust of our customers, the solid relationships with our suppliers, and the support of our shareholders. We have great confidence in our company's future and the opportunities that lie ahead, and extend our heartfelt thanks to the entire Blue Nile family.

Sincerely,



Harvey Kanter

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50763

Blue Nile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	91-1963165
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

411 First Avenue South, Suite 700
Seattle, Washington 98104
(206) 336-6700
(Address and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $.001 Par Value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b(2) of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at July 1, 2012 was approximately $398 million, based on the last trading price of $29.71 per share, excluding approximately 0.2 million shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by organizations whose ownership exceeds 5% of the registrant's outstanding common stock as of July 1, 2012 that have represented on Schedule 13G filed with the Securities and Exchange Commission that they are registered investment advisers or investment companies registered under Section 8 of the Investment Company Act of 1940.

The number of shares outstanding of the registrant's common stock as of February 15, 2013 was 12,464,232.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. The proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 30, 2012.

BLUE NILE, INC.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 30, 2012

PART I

This Annual Report on Form 10-K contains forward-looking statements that involve many risks and uncertainties. These statements, which relate to future events and our future performance, are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management as of the date of this filing. In some cases, you can identify forward-looking statements by terms such as "would," "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "target," "seek," or "continue," the negative of these terms or other variations of such terms. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and other characterizations of future events or circumstances, are forward-looking statements. These statements are only predictions based upon assumptions made that are believed to be reasonable at the time, and are subject to risk and uncertainties. Therefore, actual events or results may differ materially and adversely from those expressed in any forward-looking statement. In evaluating these statements, you should specifically consider the risks described under the caption "Item 1A Risk Factors" and elsewhere in this Annual Report on Form 10-K. These factors, and other factors, may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. *Business*

Overview

Incorporated in 1999 as a Delaware corporation, Blue Nile is the leading online retailer of high quality diamonds and fine jewelry. We offer our products for sale through the bluenile.com website in over 40 countries and territories throughout the world. Our primary focus is on growing our business by providing unparalleled value to consumers and delivering exceptional customer service. Our online business model allows us to avoid many of the costs that are typically incurred by physical retail stores. As a result, we are able to realize lower gross profit margins while remaining profitable. Our lower gross profit margins result from lower retail prices that we offer to our customers. We believe that our unique product selection, connection with our customers through our marketing and customer service efforts, and our competitive pricing will result in increasing our sales and market share. Our principal corporate office is located in Seattle, Washington.

We have the following significant wholly-owned subsidiaries:

- Blue Nile, LLC ("LLC"), which serves our customers in the U.S., Canada and Asia-Pacific;
- Blue Nile Worldwide, Inc., which serves our customers in Europe; and
- Blue Nile Jewellery, Ltd ("Jewellery"), which operates a customer service and fulfillment center in Dublin, Ireland.

Our domestic sales consist of products delivered to customers within the U.S. and our international sales consist of products delivered to customers outside the U.S.. Financial information by geographic area is included in Note 11 to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

We have built a well-respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at very competitive prices. Our website showcases more than 100,000 independently certified diamonds and styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets, gifts, and accessories. We specialize in the customization of diamond jewelry with our "Build Your Own" feature that offers customers the ability to customize diamond rings, pendants and earrings. We have developed an efficient online cost structure and a unique supply solution that eliminates traditional layers of diamond wholesalers and brokers, which generally allows us to purchase most of our product offerings at lower prices by avoiding mark-ups imposed by those intermediaries. While we may selectively acquire diamond inventory that we believe will be attractive to our customers, our supply solution enables us to purchase only those diamonds that our customers have ordered. As a result, we are able to minimize the costs associated with carrying diamond inventory and limit our risk of potential mark-downs.

The importance of purchasing diamonds and fine jewelry leads consumers to seek out substantial information and trusted guidance throughout their purchasing process. Our comprehensive website and expertly trained customer service representatives ("diamond and jewelry consultants") improve the traditional purchasing experience by providing education and detailed product information that enables our customers to objectively compare diamonds and fine jewelry products, and make informed decisions. Our website features an interactive search functionality that allows our customers to quickly find the products that meet their needs from our broad selection of diamonds and fine jewelry.

Business Strategies

Our objective is to maximize our revenue and profitability and increase market share both domestically and internationally by offering exceptional value to our customers through a high quality customer experience that leverages supply chain efficiencies and an efficient cost structure. We have established and will continue to refine our scalable, capital-efficient business model that enables growth with lower working capital requirements than traditional store-based jewelry retailers. We focus on optimizing the cash flow dynamics of our business by managing inventory balances along with vendor payment terms. Over the longer term, our goal is to increase revenues, profit, and cash flow by leveraging our relatively low fixed cost technology and operations infrastructure as we achieve sales increases. In the first quarter of 2012, we announced a new strategic initiative aimed at driving long-term shareholder value by investing in marketing to reach more customers, investing in the expansion of our international business, expanding our product assortment, and more aggressively pricing our products. We are in the early stages of executing our new strategy, but believe this strategy helped us re-accelerate growth in 2012, and we plan to continue to execute this strategy in 2013.

Blue Nile's Product Offerings and Supplier Relationships

Our merchandise consists of engagement and non-engagement products. The engagement product category includes gold or platinum engagement rings with a diamond center stone and loose diamonds. Our non-engagement product category includes rings, wedding bands, earrings, necklaces, pendants, bracelets, gifts and accessories containing precious metals, diamonds, gemstones, or pearls. Our core business is the engagement category.

Our online business model, combined with the strength of our supplier relationships, enables us to pursue a dynamic merchandising strategy. Our exclusive diamond supplier relationships allow us to display suppliers' diamond inventories on the Blue Nile website for sale to consumers without holding the diamonds in our inventory until the products are ordered by customers. We purchase polished diamonds from over 50 suppliers, many of whom have long-standing relationships with us. We typically enter into multi-year agreements with diamond suppliers that provide for certain diamonds to be offered exclusively online to consumers through the Blue Nile website. Our diamond supply agreements have expiration dates ranging from 2013 to 2017. Our diamond suppliers purchase rough and polished diamonds from sources throughout the world. Their ability to supply us with diamonds is dependent upon their ability to procure these diamonds.

While we currently offer over 100,000 independently certified diamonds, we aim to limit our diamond offerings to those possessing characteristics associated with high quality. Accordingly, we offer diamonds with specified characteristics in the areas of shape, cut, color, clarity, and carat weight.

We generally purchase diamonds on a "just in time" basis from our suppliers when a customer places an order for a specific diamond. We then assemble the diamond with a ring, pendant or earring setting from our inventory into customized diamond jewelry according to our customer's specifications. The finished jewelry is delivered to the customer generally within three to seven business days from the order date and within one business day for Blue Nile Signature diamonds.

We offer a broad range of non-engagement products to complement our selection of high quality customized diamond jewelry. In the case of non-engagement, unlike most diamonds that we sell, we typically take products into inventory before they are ordered by our customers. Our non-engagement products are purchased from over 50 manufacturers, most of whom have long-standing relationships with us. We generally enter into purchase order agreements with suppliers of non-engagement products. These purchase order agreements establish terms for quantity, price, payment and shipping. Additionally, we enter into operating agreements with these suppliers that include product quality requirements, product specifications and shipping procedures. We believe that our current suppliers are able to sufficiently meet our product needs and that there are alternative sources for most products that we purchase.

Marketing

Our marketing strategy is designed to increase Blue Nile brand recognition, generate consumer traffic, acquire customers, build a loyal customer base and promote repeat purchases. We believe our customers generally seek high quality diamonds and fine jewelry from a trusted source in a non-intimidating environment, where information, guidance, reputation, convenience and value are important characteristics. Our marketing and advertising efforts include online and offline initiatives, which primarily consist of search engines, portals and targeted website advertising, affiliate programs, direct online marketing, online shopping clubs, social networking and public relations.

Customer Service and Support

A key element of our business is our ability to provide a high level of customer service and support. We augment our online information resources with knowledgeable, highly trained support staff through our call centers to give customers confidence in their purchases. Our diamond and jewelry consultants are trained to provide guidance on all steps in the process of buying engagement and non-engagement products, including, among other things, the process for selecting an appropriate item, the purchase of that item, financing and payment alternatives, and shipping services. Our commitment to customers is reflected in both high service levels that are provided by our extensively trained diamond and jewelry consultants, as well as in our guarantees and policies. We prominently display all of our guarantees and policies on our website to create an environment of trust. These include policies relating to privacy, security, product availability, pricing, shipping, refunds, exchanges and special orders. We typically offer a return policy of 30 days. We generally do not extend credit to customers except through third-party credit cards. In June 2012, we launched a private label credit card through a sponsoring bank. The Blue Nile Credit Card provides various financing options to our customers and is a new vehicle for promoting loyalty programs and other unique offers to our cardholders.

Fulfillment Operations

Our fulfillment operations are designed to enhance value for our customers by fulfilling orders quickly, securely and accurately. When an order for customized diamond jewelry is received, the third-party supplier who holds the diamond in inventory generally ships it to us, or to independent third-party jewelers with whom we maintain ongoing relationships for assembly, within one to three business days. Upon receipt, the merchandise is sent to assembly for setting and sizing, which is performed by our jewelers or independent third-party jewelers. Each diamond is inspected upon arrival from our suppliers, and each finished product is inspected prior to shipment to a customer. Prompt and secure delivery of our products is a high priority, and we ship nearly all diamond and fine jewelry products via nationally recognized carriers. Loose diamonds and customized diamond jewelry products may be shipped by Blue Nile or by our suppliers or third-party jewelers directly to our customers.

Technology and Systems

Our technology systems use a combination of proprietary, licensed and open-source technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our website and order processing and fulfillment systems to deliver a high quality customer experience. We license third-party information technology systems for our financial reporting, inventory management, order fulfillment and merchandising. We use redundant Internet carriers to minimize the risk of downtime. Our systems are monitored continuously using third-party software, and an on-call team is staffed to respond to any emergencies or unauthorized access in the technology infrastructure.

Seasonality

We generally experience seasonal fluctuations in demand for our products. Our quarterly sales are impacted by various gift giving holidays including Valentine's Day (first quarter), Mother's Day (second quarter) and Christmas (fourth quarter). As a result, our quarterly revenue is generally the lowest in the third quarter (as a result of the lack of recognized gift giving holidays) and highest in the fourth quarter. The fourth quarter accounted for approximately 34%, 32%, and 34% of our net sales in the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Competition

The engagement and non-engagement retail market is intensely competitive and highly fragmented. Our primary competition comes from online and offline retailers that offer products within the higher quality segment of the jewelry market. In the future, we may also compete with other retailers that move into the higher quality jewelry segment. Current and potential competitors include the following:

- independent jewelry stores,
- retail jewelry store chains,
- online retailers that sell jewelry and online jewelry retailers,
- department stores, chain stores and mass retailers,
- online auction sites,
- catalog and television shopping retailers,
- discount superstores and wholesale clubs, and
- Internet shopping clubs.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through an online store. We also face competition from entities that make and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry.

We believe that the principal competitive factors in our market are product selection and quality, customer service and support, price, brand recognition, reputation, reliability and trust, website features and functionality, convenience, and delivery performance. We believe that we compete favorably in the market for engagement and non-engagement products by focusing on these factors.

Intellectual Property

We rely on general intellectual property law and contractual restrictions and, to a limited extent, copyrights and patents, to protect our proprietary rights and technology. These contractual restrictions include confidentiality agreements, invention assignment agreements and nondisclosure agreements with employees, contractors, suppliers and strategic partners. Despite the protection of general intellectual property law and our contractual restrictions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and certain other countries. However, effective intellectual property protection or enforcement may not be available in every country in which our products and services are made available in the future. In the U.S. and certain other countries, we have registered or have applications pending for "Blue Nile," the BN logo, the Blue Nile BN stylized logo, "Build Your Own Ring," "Build Your Own Five-Stone Ring," "Build Your Own Three Stone Ring," "Build Your Own Diamond Jewelry," "Build Your Own Diamond Pendant," "Build Your Own Earrings," and "It Starts With The Diamond In Your Mind" as trademarks. We have registered the domain name "bluenile.com." We have also registered copyrights with respect to images and information set forth on our website and the computer codes incorporated in our website, and filed U.S. patent applications relating to certain features of our website. We also rely on technologies that we license from third parties, particularly software solutions for financial reporting, inventory management, order fulfillment and merchandising.

Employees

At December 30, 2012, we employed 241 full-time employees and 12 part-time employees. We also utilize temporary personnel on a seasonal basis. Our employees are not party to any collective bargaining agreement and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Available Information

We make available, free of charge, through our website, www.bluenile.com, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after electronically filing such material with or furnishing it to the Securities and Exchange Commission ("SEC"). Our SEC reports, as well as our corporate governance policies and code of ethics, can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report filed with or furnished to the SEC. All of our filings with the SEC may be obtained at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. For information regarding the operation of the SEC's Public Reference Room, please contact the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Amendments to, and waivers from, our code of ethics that apply to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

Item 1A. *Risk Factors*

You should carefully consider the risks described below and elsewhere in this Annual Report on Form 10-K, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

We may not successfully execute our growth strategy, which may have a material adverse impact on our business and financial results.

We are continuing to undertake several important strategic initiatives designed to drive long-term shareholder value. There can be no assurance that we will be able to successfully implement our new strategic initiatives or that the initiatives will improve results. Our strategy involves investing more in marketing to reach more customers, investing more in the expansion of our international business, and expanding our product assortment. We may not be able to successfully implement our new strategic initiatives or the initiatives may result in inadequate return of capital on our investments, higher inventory and lower gross margins and may not result in increased revenue.

Our business results are significantly affected by the value we are able to provide to our customers.

Demand for our products has been highly sensitive to pricing changes, because the success of our business model depends, in part, on our ability to offer quality products to customers at prices that are below those of traditional jewelry retailers. Pricing changes may result from changes in commodity prices or changes in our pricing strategy. The price of commodity products upon which we are substantially dependent are subject to fluctuations arising from changes in supply and demand, competition, and market speculation. Rapid and significant increases in commodity prices, particularly diamond prices, may materially and adversely affect our sales, gross margins, customer experience, and competitive position. Because of our virtual inventory model for loose diamonds, our diamond product prices are much more sensitive to rapid fluctuations in the prices of diamonds than traditional retailers, which typically hold diamonds in inventory. Further, we have and will continue to change our product pricing strategies. Our pricing strategies have and will likely to continue to have a significant impact on our net sales, gross margins, and net income.

General economic factors may materially and adversely affect our financial performance and results of operations.

Our financial performance and results of operations depend significantly on worldwide economic conditions and their impact on consumer spending. Luxury products, such as diamonds and fine jewelry, are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, higher fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets, and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets and the uncertainty around the U. S. budget has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers' financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality, and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in and/or interpretations of other laws, regulations, and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. These rapid significant increases in costs may affect our business disproportionately than our competitors.

Further, any reduction in our sales will affect our liquidity. As discussed under "Liquidity and Capital Resources" in Part II, Item 7 of this Annual Report on Form 10-K, our liquidity is primarily dependent upon our net cash from operating activities. Our net cash from operating activities is sensitive to many factors, including changes in working capital. Working capital at any specific point in time is dependent upon many variables, including our operating results, seasonality, inventory management and assortment expansion, the timing of cash receipts and payments, and vendor payment terms. Further, the interest rate environment and general economic conditions could also impact the investment income we are able to earn on securities we may hold from time to time.

Our financial results may be negatively and materially affected if we are required to collect additional taxes on sales or disclose our customers' private information to tax authorities.

We collect sales and/or other taxes related to purchases by customers located in the State of Washington and the State of New York, and certain taxes required to be collected on sales to customers outside of the United States. One or more states or foreign countries have sought and others may seek to impose additional sales or other tax collection obligations on us in the future and/or require us to disclose to tax authorities our customers' private information, including but not limited to names, addresses, purchase amounts, and purchase dates. A successful assertion by one or more states or foreign countries to require the collection of sales or other taxes on the sale of our products and/or to require us to disclose our customers' private information to tax authorities could result in substantial tax, penalty, and interest liabilities for past sales, discourage customers from purchasing products from us, decrease our competitive advantage, cause us to discontinue certain successful sales and marketing initiatives or otherwise substantially harm our business and results of operations.

While we believe that current law restricts state and local taxing authorities outside the State of Washington from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Washington have, and in the future could, disagree with our interpretation. For example, a number of states, as well as the U.S. Congress, are considering or have adopted various initiatives designed to require Internet retailers to collect additional sales, use and other taxes. The successful implementation of any such initiatives could require us to collect sales, use and other taxes from purchasers located in additional states. The imposition by federal, state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could significantly decrease our future net sales, or could result in significant liabilities for past sales. Further, given that we sell high value items, sales tax is a significant consideration, and thus additional obligations to collect sales and/or other taxes from customers may materially impact our future sales.

As a result of seasonal fluctuations in our net sales, our quarterly results may fluctuate and could be below expectations.

We have experienced and expect to continue to experience seasonal fluctuations in our net sales. In particular, a disproportionate amount of our net sales has been realized during the fourth quarter as a result of the December holiday season, and we expect this seasonality to continue in the future. Approximately 34%, 32% and 34% of our net sales in the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively, were generated during the fourth quarter of each year. In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher inventory of fine jewelry and additional staffing in our fulfillment and customer support operations. If we experience lower than expected net sales during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Further, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. We also experience considerable fluctuations in net sales in periods preceding other annual occasions such as Valentine's Day (first quarter) and Mother's Day (second quarter). In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities, and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business and results of operations.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The retail jewelry industry is intensely competitive. Online retail, in particular, is rapidly evolving and subject to changing technology, shifting consumer preferences and tastes, and frequent introductions of new products and services. We expect the competition in the sale of diamonds and fine jewelry to increase and intensify in the future. Our current and potential competitors range from large and established companies to emerging start-ups. Larger more established companies have longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for diamonds and fine jewelry than we can. Larger competitors may also be better capitalized to opportunistically acquire, invest or partner with other domestic and international businesses.

Emerging start-ups may be able to innovate and provide products and services faster than we can. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products. If our competitors are more successful than we are in offering compelling products or in attracting and retaining consumers, our revenues and growth rates could decline. Furthermore, in recent years, competitors have reduced the retail price of their diamonds and fine jewelry as a result of lack of consumer demand and/or inventory liquidations. Such reductions and/or inventory liquidations can have a short-term adverse effect on our sales. Current and potential competitors include:

- independent jewelry stores;
- retail jewelry store chains, such as Tiffany & Co.;
- online retailers that sell jewelry and online jewelry retailers, such as Amazon.com, James Allen, and Brilliant Earth;
- department stores, chain stores and mass retailers, such as Nordstrom and Neiman Marcus;
- online auction sites, such as eBay;
- catalog and television shopping retailers, such as HSN and QVC;
- discount superstores and wholesale clubs, such as Wal-Mart and Costco Wholesale; and
- Internet shopping clubs, such as Gilt Groupe and Rue La La.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to consumers, either through physical retail outlets or through online stores. We also face competition from entities that make and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry.

In order to increase net sales and to sustain or increase profitability, we must attract customers in a cost-effective manner.

Our success depends on our ability to attract customers in a cost-effective manner. As part of our strategic initiatives, we plan to invest more in marketing. We may not invest in a way that effectively reaches potential consumers or those consumers may not decide to buy from us or the volume of consumers that purchase from us does not yield the intended return on investment. With respect to our marketing channels, we rely on relationships with providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our website. In particular, we rely on Google as an important marketing channel, if Google changes its algorithms or if competition increases for advertisements on Google, we may be unable to cost-effectively drive qualified consumers to our website.

Our agreements with our marketing providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with whom we have online-advertising arrangements could provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for these services has also increased. A significant increase in the cost of the marketing vehicles upon which we rely could adversely impact our ability to attract customers in a cost-effective manner and harm our business and results of operations. Further, we use promotions as a way to drive sales, these promotional activities may not drive sales and may adversely affect our gross margins.

We may be unsuccessful in further expanding our operations internationally.

For the fiscal year ended December 30, 2012, international net sales represented 15.6% of our total net sales. We continue to increase marketing and sales efforts throughout Europe, Canada and the Asia-Pacific region, and anticipate continuing to expand our international sales and operations in the future either by expanding local versions of our website for foreign markets, through acquisitions, investments or alliances with third parties, or through other means. Investments in foreign entities may be impaired and lose value, and this risk of loss is heightened by potential changes in the legal and regulatory environment in the international markets where these acquired businesses or joint ventures operate.

Further, any international expansion plans we choose to undertake will increase the complexity of our business, require attention from management and other personnel and cause additional strain on our operations, technology systems, financial resources, and our internal financial control and reporting functions. Further, our expansion efforts may be unsuccessful. We have limited experience selling our products in international markets and in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We cannot be certain that we will be able to expand our global presence if we choose to further expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand and succeed internationally may also be limited by the demand for our products, the ability to successfully transact in foreign currencies, the ability of our brand to resonate with consumers globally and the adoption of electronic commerce in these markets. Different privacy, censorship and liability standards and regulations, and different intellectual property laws in foreign countries may prohibit expansion into such markets or cause our business and results of operations to suffer.

Our current and future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

- the need to develop new supplier and jeweler relationships;
- international regulatory requirements, tariffs and duties;
- difficulties in staffing and managing foreign operations;
- longer payment cycles from credit card companies;
- greater difficulty in accounts receivable collection;
- our reliance on third-party carriers for product shipments to our customers;
- risk of theft of our products during shipment;
- limited payment, shipping and insurance options for us and our customers;
- potential adverse tax consequences;
- foreign currency exchange risk;
- lack of infrastructure to adequately conduct electronic commerce transactions or fulfillment operations;
- unclear foreign intellectual property protection laws;
- laws and regulations related to corporate governance and employee/employer relationships;
- price controls or other restrictions on foreign currency;
- difficulties in obtaining export, import or other business licensing requirements;
- changes in customs and import processes, costs or restrictions;

- increased payment risk and greater difficulty addressing credit card fraud;
- consumer and data protection laws;
- lower levels of adoption or use of the Internet;
- geopolitical events, including war and terrorism; and
- the need to conduct business in foreign languages on both the website and in our customer service efforts.

If we do not continuously innovate in response to the changing preferences of our customers, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile phones, smart phones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our website and purchasing our products more difficult; and the versions of our website developed for these devices may not be compelling to consumers. Each manufacturer or distributor may establish unique technical standards for its devices, and our website may not work or be viewable on these devices as a result. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our website for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices. If we are unable to attract consumers to our website through these devices or are slow to develop a version of our website that is more compatible with alternative devices, we may fail to capture a significant share of consumers in the market for diamonds and fine jewelry, which could adversely affect our business.

Further, we may be required to upgrade existing technologies or business applications, or implement new technologies or business applications. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.

The success of our business may depend on our ability to successfully expand our product offerings.

A component of our strategy is to expand our product offerings beyond our current offerings. If we offer new products that are not accepted by consumers, our net sales may fall short of expectations, our brand and reputation could be adversely affected, and we may incur substantial expenses that are not offset by increased net sales. Expansion of our product lines may also increase our inventory levels and strain our management and operational resources.

Our supplier relationships are a key component of our business.

A majority of the world's supply of rough diamonds is controlled by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers could substantially impair our ability to acquire diamonds at commercially reasonable prices, if at all. We do not currently have any direct supply relationships with these firms. Our ability to acquire diamonds and fine jewelry is also substantially dependent on our relationships with various suppliers. Approximately 14%, 21% and 28% of our payments to our diamond and fine jewelry suppliers for each of the years ended December 30, 2012, January 1, 2012 and January 2, 2011 were made to our top three suppliers for that year. The top three suppliers may change from year to year. Our inability to maintain and expand these and other future diamond and fine jewelry supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our business and results of operations. The financial performance and viability of our suppliers are also significantly dependent upon worldwide economic conditions and consumer demand for diamonds and fine jewelry. The failure of any of our principal suppliers to remain financially viable could adversely impact our supply of diamonds and fine jewelry for sale to our customers. Further, we typically have exclusive online supply relationships with our diamond suppliers. If we were no longer able to maintain these exclusive relationships with key suppliers, this may adversely impact our diamond supply and may harm our business results of operations.

Suppliers and manufacturers of diamonds as well as retailers of diamonds and diamond jewelry are vertically integrated and we expect they will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations. To the extent such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated, our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited and our competitors may be able to obtain diamonds at lower prices.

If we are unable to accurately manage our inventory of fine jewelry, our reputation and results of operations could suffer.

Except for loose diamonds, substantially all of the fine jewelry we sell is from our physical inventory. We are faced with the constant challenge of balancing our inventory levels with our ability to meet our customer needs. Based on internally generated projections, we purchase jewelry and jewelry components. These projections are based on many unknown assumptions around consumer demand, fashion trends, time to manufacture, pricing, etc.. If these inventory projections are too high, our inventory may be too high, which may result in lower retail prices and gross margins, risk of obsolescence, and harm to our financial results. Conversely, if these projections are too low, and we underestimate the consumer demand for our products, we are exposed to lost business opportunities which could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, as we increase our product offerings, we may be forced to increase inventory levels, which will increase our risks related to our inventory. A key component of our strategy is to increase our product assortment, as we expand our product assortment, we have heightened inventory risks.

We may not succeed in sustaining and promoting the Blue Nile brand, which would prevent us from acquiring customers and increasing our net sales.

A component of our future growth is the continued establishment and promotion of the Blue Nile brand. Due to the competitive nature of the market for diamonds and fine jewelry, if we do not sustain and promote our brand and branded products, we may fail to build the critical mass of customers required to substantially increase our net sales. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality product and customer experience. To promote our brand and products, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. These expenses may not result in increased consumer demand for our products, which would negatively impact our financial results.

A critical component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high quality customer experience. In order to provide a high quality customer experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our website, technology infrastructure, fulfillment operations and customer service operations. Our ability to provide a high quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our suppliers, third-party jewelry assemblers, third-party carriers, third party diamond grading labs, and networking vendors. During our peak seasons, we rely on temporary employees to supplement our full-time customer service and fulfillment employees. Temporary employees may not have the same level of commitment to our customers as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, or if we are unable to deliver products to our customers in a timely manner or at all, our customers may stop purchasing products from us. We also rely on third parties for information, including product characteristics and availability that we present to consumers on our website, which may, on occasion, be inaccurate. Our failure to provide our customers with high quality products and high quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Blue Nile as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We may not accurately forecast net sales and appropriately plan our expenses.

We may base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions in the U.S. and international markets. A softening in net sales, whether caused by changes in customer preferences or a weakening in the U.S. or global economies, may result in decreased revenue levels. Some of our expenses are fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our stock-based compensation, which includes the expected volatility of our stock price, the expected life of stock options granted and the expected rate of stock option and restricted stock unit forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

Our systems are vulnerable to security breaches.

Our business is heavily dependent on the operation of our technology systems. These systems are vulnerable to unauthorized access from unintentional events or errors caused by employees or third party service providers, or deliberate attacks through actions of third parties. Such security breaches may result in operational disruption, misappropriation of customer credit card or other sensitive information, or corruption of data.

We devote significant resources to address security vulnerabilities including the use of encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, human errors, and new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. In addition, any party who is able to illicitly obtain a user's password could access the customer's transaction data. An increasing number of websites and Internet companies have reported breaches of their security.

Any such breach or compromise of our security could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could potentially have an adverse effect on our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, damage our computers or those of our customers. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. These issues are likely to become more difficult as we expand the number of countries in which we operate. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

System interruptions that impair customer access to our website would damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our website, transaction processing systems and network infrastructure are critical to our reputation, our ability to attract and retain customers, and to maintain adequate customer service levels. Any future systems interruptions, downtime or technical difficulties that result in the unavailability of our website or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand, and cause our business and results of operations to suffer. We may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, failures of Internet service and telecommunication providers, software or human errors, or an overwhelming number of visitors trying to reach our website during periods of strong seasonal demand or promotions. Because we are dependent, in part, on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our corporate headquarters, primary fulfillment center, and the co-location facility which houses our computer and communication systems are located in Seattle, Washington. A natural disaster in Seattle, Washington may result in significant physical damage to or closure of one or more of these facilities, and significantly interrupt our customer service and fulfillment center operations, which could adversely affect our results of operations. Additionally, our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, and similar events. We do not presently have redundant systems in multiple locations and our business interruption insurance may be insufficient to compensate us for losses that may occur. Any interruptions in our fulfillment center operations for any significant period of time could damage our reputation and brand and substantially harm our business and results of operations.

Our stock price has been volatile historically, and may continue to be volatile. Further, the sale of our common stock by significant stockholders may cause the price of our common stock to decrease.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements by us or our competitors, including announcements relating to strategic decisions or key personnel, service disruptions, changes in financial estimates and recommendations by security analysts, the operating and stock price performance of other companies that investors may deem comparable to us, volatility in the financial markets, and news reports relating to trends in our markets or general economic conditions. The impact of these events and factors on our stock price is amplified by the relatively low number of our shares on the market.

In addition, several of our stockholders own significant portions of our common stock. If these stockholders were to sell all or a portion of their holdings of our common stock, the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock if such stockholders decide to sell all or a portion of their holdings of our common stock at once or within a short period of time.

Repurchases of our common stock or other investments we may make may not prove to be the best use of our cash resources.

We have and plan to continue to opportunistically repurchase shares of our common stock. Since the inception of our share repurchase program in the first quarter of 2005 through December 30, 2012, we have repurchased an aggregate of 7.5 million shares for a total of $265.3 million. In February 2012, our board of directors authorized the repurchase of up to $100.0 million of our common stock during the subsequent 24-month period. Approximately $61.2 million remains under authorization to repurchase as of December 30, 2012. These repurchases and any repurchases we may make in the future may not prove to be at optimal prices and our use of cash for the stock repurchase program may not prove to be the best use of our cash resources and may adversely impact our future liquidity.

In addition, we have used in the past, and may use in the future, our cash and cash equivalents to make investments in certain businesses and ventures as our management thinks appropriate. These investments may decline in value after they are made or we may entirely lose the cash associated with the investment.

We rely on our relationship with a third-party consumer credit company to offer financing for the purchase of our products.

The purchase of the diamond and fine jewelry products we sell is a substantial expense for many of our customers. We currently rely on our relationship with a consumer finance company to provide financing to our customers. If this company is not able to meet our customer's needs for credit or otherwise adequately serve our customers or if we are unable to maintain this or other similar arrangements, we may not be able to offer financing alternatives to our customers, which may reduce demand for our products and substantially harm our business and results of operations.

We may have exposure to greater than anticipated tax liabilities.

We are subject to various federal, state and local taxes in both the United States and foreign jurisdictions. Significant judgment is required in evaluating and estimating worldwide provisions and accruals for these taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our determination of our tax liability is always subject to audit in various jurisdictions, and such jurisdictions may assess additional tax liabilities, penalties, and interest against us. Although we believe our estimates are reasonable, the ultimate outcome of a tax audit and any related litigation could be materially different from our tax provisions and accruals, and could have a material adverse effect on our financial results. Changes to tax laws, changes to interpretations of existing tax laws, and/or developments in an audit or litigation could have a material effect on our operating results and cash flow for the period or periods for which that change or development occurs, as well as for prior and subsequent periods. In addition, the imposition of additional tax obligations on our business by federal, state and local governments could create significant administrative burdens for us, decrease our future sales, and harm our cash flow and operating results.

Unusual weather patterns could adversely affect the Company's performance.

Our operating results could be negatively impacted by unusual weather patterns. Frequent or unusually heavy snow, ice or rain storms, hurricanes, floods, tornadoes or extended periods of unseasonable temperatures could adversely affect our product availability, and ability to deliver products to our customers, which may harm our brand, lead to higher return rates, and negatively impact our performance. Additionally, significant power outages may result in a loss of sales. Given the seasonality of our business, unusual weather in the fourth quarter may have a disproportionately larger impact on operating results for the fourth quarter and the full year.

We rely on our suppliers, third-party carriers and third-party jewelers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We significantly rely on our suppliers to promptly ship us diamonds ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship diamonds to us, and in some cases, directly to our customers. We also rely on a limited number of third-party carriers to deliver inventory to us and product shipments to our customers. We and our suppliers are therefore subject to the risks, including employee strikes, inclement weather, power outages, national disasters, rising fuel costs and financial constraints associated with such carriers' abilities to provide delivery services to meet our and our suppliers' shipping needs. In addition, for some customer orders we rely on third-party jewelers to assemble and ship the product. Our suppliers', third-party carriers' or third-party jewelers' failure to deliver high quality products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.

We have foreign exchange risk.

The results of operations of certain of our subsidiaries are exposed to foreign exchange rate fluctuations. Upon translation from foreign currency into U.S. dollars, operating results may differ materially from expectations, and we may record significant gains or losses.

Additionally, we allow customers to purchase our products in 24 foreign currencies. This exposes us to foreign exchange rate fluctuations and we may record significant gains or losses as a result of such fluctuations. We price our diamonds based on costs denominated in U.S. dollars. Therefore, when the U.S. dollar strengthens, the retail prices of our products in international markets will become more expensive and sales may decline.

We rely on the services of our small, specialized workforce and key personnel, many of whom would be difficult to replace.

We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Competition for qualified personnel in our industry is intense. We believe that our future success will depend on our continued ability to attract, hire and retain key employees. We do not have "key person" life insurance policies covering our employees. In addition, illness, severe adverse weather conditions or natural disasters could impede our ability to service our customers.

We face the risk of theft of our products from inventory or during shipment.

We have experienced and may continue to experience theft of our products while they are being held in our fulfillment centers or during the course of shipment to our customers by third-party shipping carriers. We have taken steps to prevent such theft. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

Our net sales consist exclusively of diamonds and fine jewelry, and demand for these products could decline.

Our net sales and results of operations are highly dependent on the demand for diamonds and diamond jewelry, particularly engagement rings. Should prevailing consumer tastes for diamonds decline, customs with respect to engagement shift away from the presentation of diamond jewelry, or if there is a reduced rate of marriages, demand for our products would decline and our business and results of operations would be substantially harmed.

The significant cost of diamonds results in part from their scarcity. From time to time, attempts have been made to develop and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry. We expect such efforts to continue in the future. If any such efforts are successful in creating widespread demand for alternative diamond products, demand and price levels for our products would decline and our business and results of operations would be substantially harmed.

In recent years, increased attention has been focused on "conflict" diamonds, which are diamonds extracted from war-torn regions in Africa and sold by rebel forces to fund insurrection. Diamonds are, in some cases, also believed to be used to fund terrorist activities in some regions. We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to sign a statement acknowledging compliance with the Kimberley Process, and invoices received for diamonds purchased by us must include a certification from the vendor that the diamonds are conflict free. In addition, we prohibit the use of our business or services for money laundering or terrorist financing in accordance with the USA Patriot Act. Through these and other efforts, we believe that the suppliers from whom we purchase our diamonds exclude conflict diamonds from their inventories. However, we cannot independently determine whether any diamond we offer was extracted from these regions. Current efforts to increase consumer awareness of this issue and encourage legislative response could adversely affect consumer demand for diamonds.

Consumer confidence is dependent, in part, on the certification of our diamonds by independent laboratories. A decline in the quality of the certifications provided by these laboratories could adversely impact demand for our products. Additionally, a decline in consumer confidence in the credibility of independent diamond grading certifications could adversely impact demand for our diamond products.

Our fine jewelry offerings must reflect the tastes and preferences of a wide range of consumers whose preferences may change regularly. There can be no assurance that the styles we offer will continue to be popular with consumers in the future. If our merchandise offerings are not popular with consumers and we are not able to adjust our product offerings in a timely manner, our net sales may decline or fail to meet expected levels.

Failure to adequately protect or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law, and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have attempted, and may in the future attempt, to copy aspects of our website features, compilation and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our website, our content and our trademarks. We have registered or have applications pending for, "Blue Nile," the BN logo, the Blue Nile BN stylized logo, "Build Your Own Ring", "Build Your Own Five-Stone Ring," "Build Your Own Three Stone Ring," "Build Your Own Diamond Jewelry," "Build Your Own Diamond Pendant," and "Build Your Own Earrings" as trademarks in the United States and in certain other countries. Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to consumer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Blue Nile or our other trademarks. Any claims or consumer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

We currently hold the bluenile.com, bluenile.co.uk and bluenile.ca Internet domain names and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Blue Nile in all of the countries in which we currently or intend to conduct business.

Litigation or proceedings before the U.S. Patent and Trademark Office or similar international regulatory agencies may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. We sell and intend to increasingly sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

We generally offer our customers an unconditional 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates and current economic conditions. Actual merchandise returns are difficult to predict and may differ from our allowances. Any significant increase in merchandise returns above our allowances would substantially harm our business and results of operations.

Purchasers of diamonds and fine jewelry may not choose to shop online, which would prevent us from growing our business.

The online market for diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend, in part, on our ability to attract consumers who have historically purchased diamonds and fine jewelry through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our website and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing diamonds and fine jewelry from us include:

- concerns about buying luxury products such as diamonds and fine jewelry without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;
- delivery time associated with Internet orders;
- product offerings that do not reflect consumer tastes and preferences;
- pricing that does not meet consumer expectations;
- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products;
- inconvenience associated with returning or exchanging Internet purchased items; and
- usability, functions and features of our website.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase and as we expand internationally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations. Additionally, for certain payment transactions, including credit and debit cards, we pay interchange and other fees. These fees may increase over time, which would raise our operating costs and lower our operating margins.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing and online commerce. However, it is possible that laws and regulations may be adopted with respect to the Internet, which may impede the growth of Internet-based businesses. These regulations and laws may cover issues such as taxation, advertising, intellectual property rights, freedom of expression, pricing, restrictions on imports and exports, customs, tariffs, information security, privacy, data protection, content, distribution, electronic contracts and other communications, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services. Further, the growth of online commerce has prompted calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, personal property, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business, and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs and may substantially harm our business and results of operations.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization to satisfy international and other new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Additionally, as we expand internationally, we will be subject to international accounting and reporting requirements that are new to our business. Compliance with these and other new requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy new accounting and reporting requirements. If our internal controls over financial reporting are determined to be ineffective, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our website through internal development. However, from time to time, we may selectively pursue acquisitions of businesses, technologies or services. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate such acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (the "DRC") and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including those that may be incurred in conducting due diligence procedures to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering conflict free conflict minerals, we cannot be sure that we will be able to obtain necessary conflict free conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of December 30, 2012, our operational facilities consisted of four separate locations: a corporate headquarters and a fulfillment center, both located in Seattle, Washington, a fulfillment center located in Dublin, Ireland, and an office space in Shanghai, People's Republic of China. Our corporate headquarters consists of approximately 35,000 square feet of office space and is subject to a lease that expires in August 2021. Our U.S. fulfillment center consists of approximately 27,000 square feet of warehouse space and is subject to a lease that expires in October 2014. Our Ireland fulfillment center consists of approximately 10,000 square feet of combined office and warehouse space and is subject to a lease expiring in December 2016. Our Shanghai, China office space consists of approximately 900 square feet and is subject to a lease expiring in December 2013. Certain of the leases include renewal provisions at our option. We believe that the facilities housing our fulfillment centers will be adequate to meet our current requirements for our operations and that suitable additional or substitute space will be available as needed.

Item 3. ***Legal Proceedings***

See discussion of legal proceedings in Note 4 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information and Dividend Policy

Our common stock is quoted on The NASDAQ Stock Market LLC under the symbol "NILE." On February 15, 2013, we had approximately 120 stockholders of record.

The following table sets forth the high and low sales prices of our common stock for fiscal years 2012 and 2011. The quotations are as reported in published financial sources.

	High	Low
Fiscal year 2012:		
First Quarter	$ 44.99	$ 32.75
Second Quarter	$ 34.17	$ 25.59
Third Quarter	$ 43.54	$ 22.94
Fourth Quarter	$ 43.00	$ 34.46
Fiscal year 2011:		
First Quarter	$ 64.45	$ 49.70
Second Quarter	$ 59.14	$ 42.30
Third Quarter	$ 48.55	$ 30.32
Fourth Quarter	$ 50.00	$ 30.34

We have not paid cash dividends on our common stock since inception, and it is not anticipated that cash dividends will be paid on shares of our common stock in the foreseeable future. Future payment of dividends, if any, will be at the discretion of our board of directors.

Performance Measurement Comparison(1)

The following graph compares the total cumulative stockholder return on the Company's common stock with the total cumulative return of the NASDAQ Market Index and the RDG Internet Composite Index for the five-year period ending on December 30, 2012, our 2012 fiscal year end. Historical stock price performance should not be relied upon as an indication of future stock price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Blue Nile, Inc., the NASDAQ Composite Index, and the RDG Internet Composite Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/30/07
1/4/09
1/3/10
1/2/11
1/1/12
12/30/12
Blue Nile, Inc.
NASDAQ Composite
RDG Internet Composite

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Assumes $100 was invested on December 30, 2007 at the closing price on this day, in Blue Nile's common stock and each index, and all dividends have been reinvested. No cash dividends have been declared on Blue Nile's common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Item 6. ***Selected Consolidated Financial Data***

The table below shows selected consolidated financial data for each of our fiscal years ended December 30, 2012, January 1, 2012, January 2, 2011, January 3, 2010, and January 4, 2009. The consolidated statements of operations data and the additional operating data for each of the fiscal years ended December 30, 2012, January 1, 2012, and January 2, 2011 and the consolidated balance sheets as of December 30, 2012 and January 1, 2012 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations for the fiscal years ended January 3, 2010 and January 4, 2009 and the consolidated balance sheet data as of January 2, 2011, January 3, 2010 and January 4, 2009, are derived from audited consolidated financial statements not included in this Annual Report on Form 10-K.

You should read the following selected consolidated financial and operating information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The historical results presented below are not necessarily indicative of future results. See Note 10 of the related notes to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the calculation of weighted average shares outstanding used in computing basic and diluted net income per share.

BLUE NILE, INC.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011	Year Ended January 3, 2010	Year Ended January 4, 2009 (2)
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 400,035	$ 348,013	$ 332,889	$ 302,134	$ 295,329
Gross profit	75,058	72,132	71,940	65,344	59,996
Selling, general and administrative expenses	62,771	55,213	50,654	45,997	44,005
Operating income	12,287	16,919	21,286	19,347	15,991
Income before income taxes	12,966	17,245	21,538	19,678	17,856
Income tax expense	4,574	5,895	7,396	6,878	6,226
Net income	$ 8,392	$ 11,350	$ 14,142	$ 12,800	$ 11,630
Basic net income per share	$ 0.64	$ 0.80	$ 0.98	$ 0.88	$ 0.78
Diluted net income per share	$ 0.63	$ 0.77	$ 0.94	$ 0.84	$ 0.75
Shares used in computing basic net income per share	13,204	14,182	14,446	14,534	14,925
Shares used in computing diluted net income per share	13,427	14,675	15,080	15,216	15,505
Additional Operating Data:					
Net cash provided by (used in) operating activities	$ 34,444	$ 15,454	$ 41,608	$ 39,018	$ (2,927)
Gross margin	18.8%	20.7%	21.6%	21.6%	20.3%
Selling, general and administrative expenses as a percentage of net sales	15.7%	15.8%	15.2%	15.2%	14.9%

	As of December 30, 2012	As of January 1, 2012	As of January 2, 2011	As of January 3, 2010	As of January 4, 2009 (2)
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 87,017	$ 89,391	$ 113,261	$ 78,149	$ 54,451
Short-term investments	—	—	—	15,000	—
Accounts receivable	3,485	4,867	1,771	1,835	1,709
Inventories	33,270	29,267	20,166	19,434	18,834
Accounts payable	116,209	95,590	90,296	76,128	62,291
Working capital(1)	(3,027)	19,967	34,918	29,662	7,589
Total assets	145,901	143,025	151,811	130,415	89,665
Total long-term obligations	2,838	2,745	830	964	1,213
Total stockholders' equity	14,109	35,024	49,061	43,269	19,308

(1) Working capital consists of total current assets, including cash, cash equivalents and short-term investments, less total current liabilities.

(2) Fiscal year ended January 4, 2009 consisted of 53 weeks, which is one week longer than the other fiscal years presented.

Non-GAAP Financial Measures

To supplement Blue Nile's consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), Blue Nile uses non-GAAP free cash flow as a measure of financial performance. Blue Nile defines non-GAAP free cash flow as net cash provided by (used in) operating activities less cash outflows for purchases of fixed assets, including internal use software and website development. The Company reports sales information in accordance with GAAP. Internally, management monitors its sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars (the "constant exchange rate basis"). Blue Nile's management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors should also note that the non-GAAP financial measures used by Blue Nile may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. Whenever Blue Nile uses such non-GAAP financial measures, it provides a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measures. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

A reconciliation of differences of non-GAAP free cash flow from the comparable GAAP measure of net cash provided by operating activities is as follows (in thousands):

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Net cash provided by operating activities	$ 34,444	$ 15,454	$ 41,608
Purchases of fixed assets, including internal-use software and website development	(2,525)	(5,391)	(1,843)
Non-GAAP free cash flow	$ 31,919	$ 10,063	$ 39,765

The following table reconciles year-over-year international sales percentage increases (decreases) from the GAAP sales measures to the non-GAAP constant exchange rate basis:

Year ended December 30, 2012	Year over year growth	Effect of foreign exchange movements	Year over year growth on constant exchange rate basis
International Sales	11.7%	(0.9)%	12.6%

Year ended January 1, 2012	Year over year growth	Effect of foreign exchange movements	Year over year growth on constant exchange rate basis
International Sales	29.1%	5.8%	23.3%

Year ended January 2, 2011	Year over year growth	Effect of foreign exchange movements	Year over year growth on constant exchange rate basis
International Sales	30.4%	7.2%	23.2%

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Item 1A. Risk Factors."

Management Overview

Blue Nile is the leading online retailer of high-quality diamonds and fine jewelry. We offer our products for sale through the bluenile.com website in over 40 countries and territories throughout the world. Our primary focus is on growing our business by providing unparalleled value to consumers and delivering exceptional customer service. Our online business model allows us to avoid many of the costs that are typically incurred by physical retail stores. As a result, we are able to realize lower gross profit margins while remaining profitable. Our lower gross profit margins result from lower retail prices that we offer to our customers. We believe that our unique product selection, connection with our customers through our marketing and customer service efforts, and our competitive pricing will result in increasing our sales and market share.

Our objective is to maximize our revenue and profitability and increase market share both domestically and internationally by offering exceptional value to our customers through a high quality customer experience that leverages supply chain efficiencies and an efficient cost structure. We have established and will continue to refine our scalable, capital-efficient business model that enables growth with lower working capital requirements than traditional store-based jewelry retailers. We focus on optimizing the cash flow dynamics of our business by managing inventory balances along with vendor payment terms. Over the longer term, our goal is to increase revenues, profit, and cash flow by leveraging our relatively low fixed cost technology and operations infrastructure as we achieve sales increases. Our long-term financial focus is primarily on sustainable growth in free cash flow, a non-GAAP financial measure. Non-GAAP free cash flow is primarily driven by increasing our operating income and efficiently managing working capital and capital expenditures. Increases in operating income primarily result from increases in sales through our website, improvements in operating margins and the efficient management of operating costs, offset by the investments that we make in longer-term strategic initiatives.

Differentiating Factors and Value Proposition

Our innovative business model is designed to deliver exceptional value and service to customers. A significant portion of our revenues is derived through sales of engagement rings or jewelry products that feature a diamond. We have developed relationships with a large number of diamond suppliers with whom we have exclusive agreements as an online retailer. This allows us to offer our customers access to a large selection of high quality diamonds through our website that we do not hold in inventory. In most cases, we purchase diamonds from our suppliers only as our customers place orders with us. As a result, we do not incur the significant costs that would be incurred by physical retail stores to carry high levels of diamond inventory. Our efficient operating model also provides for negative working capital benefits, since payments are received from customers within a few days of shipment of their order, but our vendor payment terms are typically in the 30-120 day range.

In addition to the working capital benefits of our model, the significant volume of diamonds that we purchase enhances our ability to buy from our suppliers at the best and lowest prices. We are able to pass these lower costs on to consumers, further increasing our value proposition.

Focus on Growth

In 2012, we focused on accelerating the sales growth rate of our business through initiatives across three main categories: 1) the sale of engagement products in the U.S.; 2) the sale of non-engagement products in the U.S.; and 3) the sale of both engagement and non-engagement products in international markets.

We believe that value is one of the most important drivers of engagement sales, and the current costs of diamonds is a significant factor to our growth rate. Generally, we purchase our diamonds on a real time basis from our suppliers when a customer places an order for a specific diamond. When the cost of diamonds is relatively steady or declines, we believe that our business benefits because we are able to immediately pass those lower costs on to consumers. For the majority of 2012, we benefited from a year-over-year decrease in the cost of diamonds. These lower costs, along with our aggressive retail pricing, increases our value proposition compared to our bricks and mortar competitors, who are carrying diamond inventory that was purchased months earlier at higher costs.

To accelerate growth in our non-engagement category, we concentrated our marketing efforts on acquiring new customers. We also increased the breadth of products offered on our website to appeal to a greater number of customers. The total addressable market for the sale of non-engagement products is much greater than that for engagement, and we believe our brand is well positioned to attract new customers. Additionally, we believe that customers who purchase our non-engagement products will return to place orders in the future at a higher cumulative value than those who initially purchased an engagement product. The higher value of future purchases, coupled with relatively higher gross profit as a percentage of revenue than we earn selling our engagement products, creates a compelling opportunity for us to invest in this category for growth. During 2012, investments in the non-engagement category increased our selling, general and administrative expenses and increased the amount of inventory we carried compared to the same period last year. We believe that these investments will lead to increased growth in this category of our business and provide higher profitability over the long-term.

As part of our plan to accelerate growth in our international business, we increased our investment in key areas to provide a greater localized experience in key countries. This investment included expanded website functionality, increased product offerings, native language websites and customer service personnel, and other strategic investments. Additionally, the pricing dynamics of diamond supply on our engagement products apply to prices offered to our international customers increasing our value proposition compared to our competitors.

Critical Accounting Policies

The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

We recognize revenue and the related gross profit on the date on which ownership passes from Blue Nile to our customers. For customers in the U.S., Canada, E.U., and United Arab Emirates (U.A.E), ownership passes at the time the package is received by the customer. For customers in other locations, ownership passes at the time the product is shipped. As we require customer payment prior to order shipment, any payments received prior to the transfer of ownership are not recorded as revenue. For U.S., Canadian, E.U., and U.A.E. shipments, we utilize our freight vendors' tracking information to determine when delivery has occurred, which is typically within one to three days after shipment. We reduce revenue by a provision for returns, which is estimated based on our historical product return rates and current economic conditions. Our contracts with our suppliers generally allow us to return diamonds purchased and returned by our customers.

Stock-based Compensation

We account for stock-based compensation at fair value. We use the Black-Scholes-Merton option valuation model, which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term") and the estimated volatility of our common stock price over the expected term ("expected volatility"). Changes in these assumptions can materially affect the estimate of the fair value of employee stock options and consequently, the related amount of stock-based compensation expense recognized in the consolidated statements of operations.

We performed the following sensitivity analysis using changes in the expected term and expected volatility that could be reasonably possible in the near term. If we assumed a six-month increase or decrease in the expected term or a 500 basis point increase or decrease in expected volatility, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	Increase	Decrease
Expected term(1)	5.0%	(5.4)%
Expected volatility(1)	7.1%	(7.3)%

(1) Sensitivity to change in assumptions was determined using the Black-Scholes-Merton valuation model compared to the following original assumptions: stock price and exercise price equal to the closing market price of Blue Nile, Inc. common

stock on December 30, 2012, expected term of 4.3 years, expected volatility of 58.9%, expected dividend yield of 0.0% and a risk-free interest rate of 0.7%.

In addition, we estimate the expected forfeiture rate and only recognize stock-based compensation expense for grants that are expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of net sales:

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Net sales	100.0%	100.0%	100.0%
Gross profit	18.8%	20.7%	21.6%
Selling, general and administrative expenses	15.7%	15.8%	15.2%
Operating income	3.1%	4.9%	6.4%
Other income, net	0.1%	0.1%	0.1%
Income before income taxes	3.2%	5.0%	6.5%
Income tax expense	1.1%	1.7%	2.3%
Net income	2.1%	3.3%	4.2%

The following describes certain items set forth in our consolidated statements of operations:

Net Sales. Substantially all of our net sales consist of diamonds and fine jewelry sold via the internet, net of estimated returns. Historically, net sales have been higher in the fourth quarter as a result of higher consumer spending during the holiday season. We expect this seasonal trend to continue in the foreseeable future.

Gross Profit. Our gross profit consists of net sales less the cost of sales. Our cost of sales includes the cost of merchandise sold to customers, inbound and outbound shipping costs, depreciation on assembly-related assets, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facilities costs. Our gross profit has fluctuated historically and we expect it to continue to fluctuate based primarily on our product acquisition costs, product mix and pricing decisions.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of payroll and related benefit costs for our employees, stock-based compensation, marketing costs and credit card fees. These expenses also include certain facility-related costs, and fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fiscal Year. Our fiscal year generally ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years. Our fiscal year 2008 included one extra week in the fourth quarter, or 53 weeks for the fiscal year, as a result of our 4-4-5 retail reporting calendar.

The following table presents our historical operating results, including a comparison of the financial results for the periods indicated (dollars in thousands, except per share data):

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011	Comparison of Year Ended December 30, 2012 to Year Ended January 1, 2012		Comparison of Year Ended January 1, 2012 to Year Ended January 2, 2011	
				$ Change	% Change	$ Change	% Change
Net sales	$ 400,035	$ 348,013	$ 332,889	$ 52,022	14.9 %	$ 15,124	4.5 %
Cost of sales	324,977	275,881	260,949	49,096	17.8 %	14,932	5.7 %
Gross profit	75,058	72,132	71,940	2,926	4.1 %	192	0.3 %
Selling, general and administrative expenses	62,771	55,213	50,654	7,558	13.7 %	4,559	9.0 %
Operating income	12,287	16,919	21,286	(4,632)	(27.4)%	(4,367)	(20.5)%
Other income, net:							
Interest income, net	133	142	35	(9)	(6.3)%	107	305.7 %
Other income, net	546	184	217	362	196.7 %	(33)	(15.2)%
	679	326	252	353	108.3 %	74	29.4 %
Income before income taxes	12,966	17,245	21,538	(4,279)	(24.8)%	(4,293)	(19.9)%
Income tax expense	4,574	5,895	7,396	(1,321)	(22.4)%	(1,501)	(20.3)%
Net income	$ 8,392	$ 11,350	$ 14,142	$ (2,958)	(26.1)%	$ (2,792)	(19.7)%
Basic net income per share	$ 0.64	$ 0.80	$ 0.98	$ (0.16)	(20.0)%	$ (0.18)	(18.4)%
Diluted net income per share	$ 0.63	$ 0.77	$ 0.94	$ (0.14)	(18.2)%	$ (0.17)	(18.1)%

Comparison of Fiscal Year Ended December 30, 2012 to Fiscal Year Ended January 1, 2012

Net Sales

Net sales increased 14.9% in the fiscal year ended December 30, 2012, compared with the fiscal year ended January 1, 2012, due to an increase in the number of orders shipped to customers, partially offset by a decrease in the average order value. Sales of our engagement products grew at a rate above our overall sales growth rate. Net sales in the U.S. increased by 15.6% to $337.6 million for the fiscal year ended December 30, 2012 compared with $292.1 million for the fiscal year ended January 1, 2012. U.S. engagement net sales increased 21.7% to $226.6 million for the fiscal year ended December 30, 2012 from $186.2 million for the fiscal year ended January 1, 2012. We believe that sales growth was positively impacted by a year over year decrease in diamond costs that occurred throughout most of 2012. U.S. non-engagement net sales grew 4.9% to $111.0 million in the fiscal year ended December 30, 2012 from $105.9 million in the fiscal year ended January 1, 2012. International net sales increased 11.7% to $62.4 million for the year ended December 30, 2012, compared with $55.9 million for the year ended January 1, 2012, due primarily to increased marketing efforts and expansion of our product assortment. Internally, we monitor our international sales performance on a non-GAAP basis which eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant exchange rate basis"). International net sales growth was negatively impacted by approximately 0.9% due to changes in foreign exchange rates in 2012 compared with the rates in effect during 2011. Excluding the impact of changes in foreign exchange rates, international sales increased 12.6% in the year ended December 30, 2012.

Gross Profit

Gross profit increased $2.9 million or 4.1% in the fiscal year ended December 30, 2012 compared with the fiscal year ended January 1, 2012. The increase in gross profit is due to the increase in net sales. Gross profit as a percentage of net sales decreased to 18.8% in the year ended December 30, 2012 compared with 20.7% in the year ended January 1, 2012.

The decrease in gross profit as a percentage of net sales (gross margin) is attributable to changes in our product mix. Our engagement products generally provide a lower gross margin than our non-engagement products. In the fiscal year ended December 30, 2012, sales of our engagement products grew faster than our non-engagement products and equaled 69.1% of our total revenue versus 66.4% in the fiscal year ended January 1, 2012.

Costs for our products are impacted by prices for diamonds and precious metals, including gold, platinum and silver, which rise and fall based upon global supply and demand dynamics. In making retail pricing decisions, we take into account fluctuations in the pricing of diamonds and precious metals, which in turn, affect the gross margin that we realize from such products. While prices for diamonds and precious metals will continue to fluctuate based upon supply and demand, we cannot adequately predict the amount and timing of any such fluctuations. We expect that gross profit and gross margin will fluctuate in the future based on changes in product acquisition costs, particularly diamond prices, product mix and pricing decisions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 13.7% to $62.8 million in the fiscal year ended December 30, 2012 compared with $55.2 million in the fiscal year ended January 1, 2012 due to several factors. Marketing and advertising costs increased approximately $4.5 million, primarily due to increased spending on online marketing vehicles, promotional activities, and other marketing activities to drive new customer acquisition and increase brand awareness. Compensation and benefits expenses increased $1.9 million due to increased headcount to support order growth, key business initiatives, and increased incentive bonus accruals. Payment processing fees increased approximately $1.3 million in the fiscal year ended December 30, 2012 primarily due to higher sales volumes. These expense increases were partially offset by a decrease of approximately $1.5 million in stock-based compensation expense. This decrease is primarily due to a lower number of options outstanding at lower option fair values in the fiscal year ended December 30, 2012. As a percentage of net sales, selling, general and administrative expenses were 15.7% for the year ended December 30, 2012 compared to 15.8% for the year ended January 1, 2012.

Other Income, Net

The increase in other income, net in the fiscal year ended December 30, 2012 as compared with the fiscal year ended January 1, 2012 was primarily due to proceeds of approximately $0.4 million from a favorable settlement related to the De Beers anti-trust litigation.

Income Taxes

The effective income tax rate for the fiscal year ended December 30, 2012 was 35.3% as compared with 34.2% for the fiscal year ended January 1, 2012. The increase is primarily attributable to tax benefits received in fiscal year ended January 1, 2012 from stock option exercises that did not recur in fiscal year 2012.

Comparison of Fiscal Year Ended January 1, 2012 to Fiscal Year Ended January 2, 2011

Net Sales

Net sales increased 4.5% in the fiscal year ended January 1, 2012, compared with the fiscal year ended January 2, 2011, due to an increase in the number of orders shipped to customers, partially offset by a decrease in the average shipment value. Sales of our non-engagement jewelry grew at a rate above our overall sales growth rate. Net sales in the U.S. increased by 0.9% to $292.1 million in 2011 compared with $289.6 million in the prior year. U.S. non-engagement net sales grew 5.8% due to expansion of our product assortment that commenced in mid-2011 and increased marketing efforts. U.S. engagement net sales declined 1.8% for the year, attributed to significant increases in diamond prices in the first half of 2011 that negatively impacted demand for our engagement products. Although diamond prices stabilized in the second half of 2011, costs of certain of our more popular diamond sizes and shapes were 20 to 30% higher at January 1, 2012 than at January 2, 2011. International sales increased 29.1% to $55.9 million for the fiscal year ended January 1, 2012, compared with $43.3 million for the fiscal year ended January 2, 2011, due primarily to increased marketing efforts. The strength of foreign currencies against the U.S. dollar also contributed to international sales growth. International sales growth was positively impacted by approximately 5.8% due to changes in foreign exchange rates in 2011 compared with the rates in effect during 2010. Excluding the impact of changes in foreign exchange rates, international sales increased 23.3% in the fiscal year ended January 1, 2012.

Gross Profit

Gross profit increased $0.2 million or 0.3% in the fiscal year ended January 1, 2012 compared with the fiscal year ended January 2, 2011. The increase in gross profit is due to the increase in net sales. Gross margin decreased to 20.7% in the fiscal year ended January 1, 2012 compared with 21.6% in the year ended January 2, 2011.

The decrease in gross margin is attributable to increases in diamond and precious metals costs and increased promotional activity. As noted above, the cost of diamonds increased significantly in 2011. Precious metals costs also increased significantly in 2011. These cost increases were not fully passed on to our customers, which lowered our gross margin percentages. Additionally, in order to spur sales, we increased our marketing promotions, which impacted net revenue and our gross margin percentage.

Generally, we purchase our diamonds on a real time basis from our suppliers when a customer places an order for a specific diamond. In periods of rapidly rising prices, the value that we are able to provide to customers and/or our gross margin percent may decrease.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 9.0% to $55.2 million in the fiscal year ended January 1, 2012 compared with $50.7 million in the fiscal year ended January 2, 2011 due to several factors. Marketing and advertising costs increased $2.6 million, primarily due to increased spending on online marketing vehicles, public relations, promotional activities such as daily deals, and other marketing activities to drive new customer acquisition and increase brand awareness. Compensation and benefits expenses increased $0.7 million due to increased headcount to support key business initiatives, partially offset by lower year-over-year incentive bonus accruals. Building rent increased $0.3 million due to increased rent expense for our new corporate office location. Depreciation expense related to additional capitalized assets added approximately $0.3 million to expenses. As a percentage of net sales, selling, general and administrative expenses were 15.8% for the fiscal year ended January 1, 2012 compared to 15.2% for the fiscal year ended January 2, 2011.

Other Income, Net

The increase in other income, net resulted from higher interest income for the fiscal year ended January 1, 2012 as compared with the fiscal year ended January 2, 2011 primarily due to higher average interest rates and, to a lesser extent, higher overall cash balances.

Income Taxes

The effective income tax rate for the fiscal year ended January 1, 2012 was 34.2% as compared with 34.3% for the fiscal year ended January 2, 2011.

Liquidity and Capital Resources

We are primarily funded by our cash flows from operations. The significant components of our working capital are inventory and liquid assets such as cash, cash equivalents and trade accounts receivable, reduced by accounts payable and accrued expenses. Our business model provides certain beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.

Our liquidity is primarily dependent upon our net cash from operating activities. Our net cash from operating activities is sensitive to many factors, including changes in working capital and the timing and magnitude of expenditures. Working capital at any specific point in time is dependent upon many variables, including our operating results, seasonality, inventory management and assortment expansion, the timing of cash receipts and payments, and vendor payment terms.

At December 30, 2012, we had a working capital deficiency of $3.0 million, including cash and cash equivalents of $87.0 million and inventory of $33.3 million, offset by accounts payable and accrued liabilities totaling $128.6 million. Current levels of cash and cash equivalents reflect the strategic decision to repurchase $38.9 million of our common stock shares in the fiscal year ended December 30, 2012, resulting in the negative working capital. On February 11, 2013, we entered into a credit agreement which provides for a $35.0 million unsecured, revolving credit facility (the "Revolving Loan"). We believe that our cash and cash equivalents, cash flow from operations and our ability to borrow under the Revolving Loan will be sufficient to continue our operations and meet our capital needs for the foreseeable future. See discussion of the Revolving Loan in Note 14 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Net cash provided by operating activities was $34.4 million in the fiscal year ended December 30, 2012 compared to net cash provided by operating activities of $15.4 million in the fiscal year ended January 1, 2012. The increase in cash provided by operating activities in the fiscal year ended December 30, 2012 was primarily attributable to lower net payment of accounts payable and accrued liabilities in fiscal 2012. The net increase in accounts payable totaled $20.4 million for the fiscal year ended December 30, 2012 compared to $5.2 million for the fiscal year ended January 1, 2012. We experience greater cash flow from operations in our fourth quarter compared to other quarters due to the significant increase in revenue from our holiday sales. In the first quarter we typically have a significant pay down of our accounts payable balance that was accumulated during the fourth quarter holiday season. Accounts payable increased more in the fourth quarter of 2012 due to higher sales in the quarter, compared to year over year sales declines that we experienced in the fourth quarter of 2011. Additionally, cash provided by operating activities in the fiscal year ended December 30, 2012 was negatively impacted by a $2.6 million tax deficiency resulting from "out-of-the-money" vested stock options that were unexercised. This compares to a tax benefit of $0.8 million in the fiscal year ended January 1, 2012 realized from option exercises.

Net cash provided by operating activities was $15.4 million in the fiscal year ended January 1, 2012 compared to $41.6 million in the fiscal year ended January 2, 2011. The decrease in cash provided by operating activities in the fiscal year ended January 1, 2012 was primarily attributable to a decrease in working capital from inventory attributable to an increase in units from the expansion of our product line in 2011 as well as cost increases in the products that we hold for sale. The net increase in trade payables totaled $5.2 million for the fiscal year ended January 1, 2012 compared to $14.2 million for the fiscal year ended January 2, 2011. Trade payables did not increase as much in the fiscal year ended January 1, 2012 as in the fiscal year ended January 2, 2011 due to the working capital dynamics of our business model associated with the sales decline in the fourth quarter and the resulting slower than historical build up of accounts payable. The decrease in cash provided by operating activities in the fiscal year ended January 1, 2012 was also attributable to lower net income and the decrease in tax benefits realized upon the exercise of stock options. The net tax benefit realized from stock option exercises, which represent the tax deductions in excess of stock compensation expense recorded in the financial statements, decreased to $0.1 million in the fiscal year ended January 1, 2012, from $4.2 million in the fiscal year ended January 2, 2011 due to the number of stock options exercised and the market price of our common stock.

Net cash of $6.5 million was used in investing activities in the fiscal year ended December 30, 2012. Net cash of $2.5 million was used for purchases of property and equipment to support our operations. Net cash of $4.0 million was used to purchase preferred shares in a privately-held company and was loaned to the same privately-held company in exchange for a note receivable. Net cash of $5.4 million was used in investing activities in the fiscal year ended January 1, 2012 due to the purchase of property and equipment related primarily to our corporate office move in the second quarter of 2011. Net cash of $13.2 million was provided by investing activities in the fiscal year ended January 2, 2011 due to the maturity of $15.0 million in short-term investments, partially offset by purchases of $1.8 million of property and equipment.

Our capital needs are generally minimal and include investments in technology and website enhancements, capital improvements to our leased warehouse and office facilities, and furniture and equipment. Additionally, we have the ability to reduce and/or delay capital investments in challenging economic conditions without significant disruption to our business or operations. Over the next 12 months, we do not expect purchases of property and equipment to exceed our historic levels.

Net cash of $30.3 million was used in financing activities for the fiscal year ended December 30, 2012 related primarily to the repurchase of common stock. During the fiscal year ended December 30, 2012 we repurchased approximately 1.5 million shares of our common stock for an aggregate purchase price of approximately $38.9 million. This was partially offset by proceeds from stock option exercises of $8.6 million.

Since the inception of our buyback programs in the first quarter of 2005 through December 30, 2012, we have repurchased approximately 7.5 million shares for a total of $265.3 million. Shares may be repurchased from time to time in open market transactions or in negotiated transactions off the market. The timing and amount of any shares repurchased are determined by management based on our evaluation of market conditions and other factors. Repurchases may also be made under a Rule 10b5-1 plan. We continually assess market conditions, our cash position, operating results, current forecasts and other factors when making decisions about stock repurchases.

Net cash used in financing activities in the fiscal year ended January 1, 2012 was $33.9 million compared to net cash used in financing activities in the fiscal year ended January 2, 2011 of $19.6 million. The increase in net cash used in financing activities is primarily related to the repurchase of common stock. During the fiscal years ended January 1, 2012 and January 2, 2011, the aggregate amounts of our repurchases were $40.0 million and $25.3 million, respectively.

The following table summarizes our contractual obligations and the expected effect on liquidity and cash flows as of December 30, 2012 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases	$ 8,544	$ 1,048	$ 1,964	$ 1,895	$ 3,637
Financing obligation(1)	112	61	51		—
Purchase obligations(2)	12,970	12,970	—	—	—
Purchase obligations(3)	271	271	—	—	—
	$ 21,897	$ 14,350	$ 2,015	$ 1,895	$ 3,637

---

(1) During 2007, we made tenant improvements to our U.S. fulfillment center. Due to our financial involvement in the construction of the leased property, we recorded the building as property and equipment during the construction period. Upon completion, the transaction did not meet the criteria for sale-leaseback accounting, and accordingly, has been recorded as a long-term financing obligation.

(2) Includes open merchandise purchase orders at December 30, 2012.

(3) Includes commitments for advertising and marketing and other services at December 30, 2012.

We believe that our current cash and cash equivalent balances, cash flow from operations and our ability to borrow under the Revolving Loan will be sufficient to meet our anticipated operating and capital expenditure needs for at least the next 12 months. We currently do not have any outstanding debt under the Credit Agreement. However, projections of future cash needs and cash flows are subject to many factors and to uncertainty. We continually assess our capital structure and opportunities to obtain credit facilities, sell equity or debt securities, or undertake other transactions for strategic reasons or to further strengthen our financial position. However, there can be no assurance that additional equity, debt or other financing transactions will be available in amounts or on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

At December 30, 2012, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Exchange Risk

The functional currency of most of our subsidiaries is the applicable local currency. Assets and liabilities have been translated to U.S. dollars using the exchange rates effective on the balance sheet dates, while income and expense accounts are translated at the average rates in effect during the periods presented. The resulting translation adjustments are recorded as a component of other comprehensive income within stockholders' equity.

We have foreign exchange risk related to foreign-denominated assets and liabilities of our subsidiaries. A majority of these foreign-denominated assets and liabilities relate to Blue Nile, Jewellery, Ltd. ("Jewellery"), our wholly-owned Ireland subsidiary. Based on the balances of Jewellery's assets and liabilities at December 30, 2012, January 1, 2012, and January 2, 2011, an assumed 10% negative currency movement would have resulted in additional losses of approximately $0.2 million, $0.2 million and $0.1 million for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

We recognized gains and losses associated with transactions that are denominated in foreign currencies. We recorded a net loss resulting from foreign currency transactions of approximately $0.4 million, $0.4 million and $0.2 million for fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively, within other income, net in the consolidated statements of operations.

We have foreign exchange risk related to our VAT payables, tax receivables, cash and cash equivalents, and intercompany accounts receivables and payables denominated in various foreign currencies. Based on the balances of these accounts at December 30, 2012, January 1, 2012 and January 2, 2011, an assumed 10% adverse change to foreign exchange would result in additional losses of approximately $0.1 million, $0.1 million and $0.2 million recorded to other income, net for fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Interest Rate Risk

We are exposed to financial market risk that results primarily from fluctuations in interest rates. We maintain the majority of our cash, cash equivalents and short-term investments in accounts with major financial institutions within and outside the United States, in the form of demand deposits, money market accounts and other short-term investments. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not be covered by insurance. To date, we have not experienced any losses on our deposits of cash, cash equivalents and short-term investments.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high quality, interest-bearing securities. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. If interest rates had averaged 100 basis points higher than they did in the year ended December 30, 2012, interest income for the year would have increased approximately $0.8 million. If interest rates had averaged 100 basis points higher than they did in the year ended January 1, 2012, interest income for the year would have increased approximately $0.7 million.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Blue Nile, Inc., and subsidiaries (the "Company") as of December 30, 2012 and January 1, 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Blue Nile, Inc. and subsidiaries as of December 30, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 30, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 25, 2013

BLUE NILE, INC.

Consolidated Balance Sheets
(In thousands, except par value)

	December 30, 2012	January 1, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 87,017	$ 89,391
Trade accounts receivable	2,578	2,317
Other accounts receivable	907	2,550
Inventories	33,270	29,267
Deferred income taxes	926	689
Prepaids and other current assets	1,229	1,009
Total current assets	125,927	125,223
Property and equipment, net	7,876	8,340
Intangible assets, net	195	252
Deferred income taxes	7,786	9,053
Note receivable	2,000	—
Other investments	2,000	—
Other assets	117	157
Total assets	$ 145,901	$ 143,025
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 116,209	$ 95,590
Accrued liabilities	12,439	9,396
Current portion of long-term financing obligation	60	59
Current portion of deferred rent	246	211
Total current liabilities	128,954	105,256
Long-term financing obligation, less current portion	625	685
Deferred rent, less current portion	2,188	2,060
Other long-term liabilities	25	—
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 300,000 shares authorized; 20,752 shares and 20,525 shares issued, respectively; 12,503 shares and 13,768 shares outstanding, respectively	21	21
Additional paid-in capital	197,282	187,762
Accumulated other comprehensive loss	(100)	(123)
Retained earnings	82,883	74,491
Treasury stock, at cost; 8,249 shares and 6,757 shares outstanding, respectively	(265,977)	(227,127)
Total stockholders' equity	14,109	35,024
Total liabilities and stockholders' equity	$ 145,901	$ 143,025

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Net sales	$ 400,035	$ 348,013	$ 332,889
Cost of sales	324,977	275,881	260,949
Gross profit	75,058	72,132	71,940
Selling, general and administrative expenses	62,771	55,213	50,654
Operating income	12,287	16,919	21,286
Other income, net:			
Interest income, net	133	142	35
Other income, net	546	184	217
Total other income, net	679	326	252
Income before income taxes	12,966	17,245	21,538
Income tax expense	4,574	5,895	7,396
Net income	$ 8,392	$ 11,350	$ 14,142
Basic net income per share	$ 0.64	$ 0.80	$ 0.98
Diluted net income per share	$ 0.63	$ 0.77	$ 0.94

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Net Income	$ 8,392	$ 11,350	$ 14,142
Other comprehensive income (loss):			
Foreign currency translation adjustments	23	(57)	(127)
Total comprehensive income	$ 8,415	$ 11,293	$ 14,015

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance, January 4, 2010	19,810	$ 20	$ 156,030	$ 48,999	$ 61	(5,166)	$ (161,841)	$ 43,269
Net income	—	—	—	14,142	—	—	—	14,142
Other comprehensive loss	—	—	—	—	(127)	—	—	(127)
Tax benefit from exercise of stock options	—	—	4,595	—	—	—	—	4,595
Exercise of common stock options	393	—	5,392	—	—	—	—	5,392
Issuance of common stock to directors	3	—	120	—	—	—	—	120
Vesting of restricted stock units	6	—	—	—	—	—	—	—
Stock-based compensation	—	—	7,006	—	—	—	—	7,006
Repurchase of common stock	—	—	—	—	—	(507)	(25,336)	(25,336)
Balance, January 2, 2011	20,212	20	173,143	63,141	(66)	(5,673)	(187,177)	49,061
Net income	—	—	—	11,350	—	—	—	11,350
Other comprehensive loss	—	—	—	—	(57)	—	—	(57)
Tax benefit from exercise of stock options	—	—	771	—	—	—	—	771
Exercise of common stock options	304	1	7,170	—	—	—	—	7,171
Issuance of common stock to directors	3	—	120	—	—	—	—	120
Vesting of restricted stock units	6	—	—	—	—	—	—	—
Stock-based compensation	—	—	6,558	—	—	—	—	6,558
Repurchase of common stock	—	—	—	—	—	(1,084)	(39,950)	(39,950)
Balance, January 1, 2012	20,525	21	187,762	74,491	(123)	(6,757)	(227,127)	35,024
Net income	—	—	—	8,392	—	—	—	8,392
Other comprehensive income	—	—	—	—	23	—	—	23
Tax deficiency from exercise of stock options	—	—	(2,567)	—	—	—	—	(2,567)
Exercise of common stock options	221	—	6,867	—	—	—	—	6,867
Issuance of common stock to directors	3	—	120	—	—	—	—	120
Vesting of restricted stock units	3	—	—	—	—	—	—	—
Stock-based compensation	—	—	5,100	—	—	—	—	5,100
Repurchase of common stock	—	—	—	—	—	(1,492)	(38,850)	(38,850)
Balance, December 30, 2012	20,752	$ 21	$ 197,282	$ 82,883	$ (100)	(8,249)	$ (265,977)	$ 14,109

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Operating activities:			
Net income	$ 8,392	$ 11,350	$ 14,142
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,368	3,398	3,129
Loss on disposal of property and equipment	45	35	26
Stock-based compensation	5,087	6,534	6,982
Deferred income taxes	1,030	(761)	(1,763)
Tax (deficiency) benefit from exercise of stock options	(2,567)	771	4,595
Excess tax benefit from exercise of stock options	(37)	(646)	(413)
Changes in assets and liabilities:			
Receivables	(323)	(1,391)	64
Inventories	(4,003)	(9,101)	(732)
Prepaid expenses and other assets	(180)	35	(78)
Accounts payable	20,392	5,207	14,199
Other long-term liabilities	25	—	—
Accrued liabilities	3,052	(2,080)	1,663
Deferred rent and other	163	2,103	(206)
Net cash provided by operating activities	34,444	15,454	41,608
Investing activities:			
Purchases of property and equipment	(2,525)	(5,391)	(1,843)
Purchase of other investments	(2,000)	—	—
Payments for note receivable	(2,000)	—	—
Proceeds from maturity of short-term investments	—	—	15,000
Net cash (used in) provided by investing activities	(6,525)	(5,391)	13,157
Financing activities:			
Repurchase of common stock	(38,850)	(39,950)	(25,336)
Proceeds from stock option exercises	8,572	5,466	5,392
Excess tax benefit from exercise of stock options	37	646	413
Principal payments under long-term financing obligation	(59)	(52)	(44)
Net cash used in financing activities	(30,300)	(33,890)	(19,575)
Effect of exchange rate changes on cash and cash equivalents	7	(43)	(78)
Net (decrease) increase in cash and cash equivalents	(2,374)	(23,870)	35,112
Cash and cash equivalents, beginning of period	89,391	113,261	78,149
Cash and cash equivalents, end of period	$ 87,017	$ 89,391	$ 113,261

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 2, 2011
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 4,121	$ 7,363	$ 2,793
Cash paid for interest relating to long-term financing obligation	3	8	16
Non-cash investing and financing activities:			
Receivable from stock option exercises	—	1,705	—
Payable for purchases of property and equipment	325	98	12

The accompanying notes are an integral part of these consolidated financial statements

Note 1. Description of the Company and Summary of Significant Accounting Policies

The Company

Blue Nile, Inc. (the "Company") is the leading online retailer of high quality diamonds and fine jewelry. In addition to sales of diamonds and fine jewelry, the Company provides education, guidance and support to enable customers to more effectively learn about and purchase diamonds and fine jewelry. The Company, a Delaware corporation, based in Seattle, Washington, was formed in March 1999. The Company serves consumers in over 40 countries and territories all over the world through its website at www.bluenile.com.

Fiscal Year

The Company's fiscal year ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for sales returns and assumptions used to determine stock-based compensation expense. Actual results could differ materially from those estimates.

Foreign Currency

The functional currency of most of the Company's subsidiaries is the applicable local currency. Assets and liabilities have been translated to U.S. dollars using the exchange rates effective on the balance sheet dates, while income and expense accounts are translated at the average rates in effect during the periods presented. The resulting translation adjustments are recorded as a component of other comprehensive income within stockholders' equity.

The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies. The Company recorded a net loss resulting from foreign currency transactions of approximately $0.4 million, $0.4 million and $0.2 million in the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively, within other income, net in the consolidated statements of operations.

Recent Accounting Pronouncements

In 2011, the Financial Accounting Standards Board ("FASB") issued two Accounting Standards Updates ("ASUs"), ASU 2011-05 and ASU 2011-12, which amend the guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders' equity was eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. The Company adopted these ASUs at the beginning of fiscal year 2012. Adoption of these ASUs changed the Company's presentation of comprehensive income but did not impact the Company's net income, financial position, or cash flows.

Concentration of Risk

The Company maintains the majority of its cash and cash equivalents in accounts with five major financial institutions within and outside the United States, in the form of demand deposits, money market accounts, and time deposits. Deposits in these institutions may exceed the amounts of insurance provided, or deposits may not be covered by insurance. The Company has not experienced losses on its deposits of cash and cash equivalents. The Company's trade accounts receivable are primarily derived from credit card purchases from customers and the majority are settled within two business days.

The Company's ability to acquire diamonds and fine jewelry is dependent on its relationships with various suppliers from whom it purchases diamonds and fine jewelry. The Company has reached agreements with certain suppliers to provide access to their inventories of diamonds for its customers, but the terms of these agreements are limited and do not govern the purchase of diamonds for its inventory. Purchase concentration by major supply vendor in fiscal year ended December 30, 2012 with comparative information for fiscal years ended January 1, 2012 and January 2, 2011, is as follows:

	Year Ended		
	December 30, 2012 payments	January 1, 2012 payments	January 2, 2011 payments
Vendor A	6%	8%	12%
Vendor B	4%	7%	8%
Vendor C	4%	6%	8%
	14%	21%	28%

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, from the date of purchase, to be cash equivalents.

Short-term Investments

The Company classifies highly liquid investments with maturities greater than three months but less than one year as short-term investments.

Inventories

The Company's diamond and fine jewelry inventories are valued at the lower of cost or market, using the specific identification method for diamonds and weighted average cost method for fine jewelry and watches. The Company lists loose diamonds on its website that are typically not included in inventory until the Company receives a customer order for those diamonds. Upon receipt of a customer order, the Company purchases a specific diamond and records it in inventory until it is delivered to the customer, at which time the revenue from the sale is recognized and inventory is relieved.

To determine if the cost of our inventory should be written down, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. This write-down is equal to the difference between the cost of inventory and its estimated market value. The Company did not record any significant write-downs for the fiscal years ended December 30, 2012, January 1, 2012 or January 2, 2011.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation expense is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the related gain or loss is reported in the statement of operations. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Software	2-5
Computers and equipment	2-5
Leasehold improvements	Shorter of lease term or asset life
Building	Shorter of lease term or asset life
Furniture and fixtures	5-7

Capitalized Software

The Company capitalizes costs to develop its website and internal-use software and amortizes such costs on a straight-line basis over the estimated useful life of the software once it is available for use. Costs related to the design and maintenance of internal-use software and website development are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. The Company did not record an impairment loss for long-lived assets for the fiscal years ended December 30, 2012, January 1, 2012 or January 2, 2011.

Intangible Assets

Intangible assets are recorded at cost and consist primarily of the costs incurred to acquire licenses and other similar agreements with finite lives. The gross carrying amount of these licenses was approximately $0.5 million at December 30, 2012 and January 1, 2012. Accumulated amortization was approximately $0.4 million and $0.3 million as of December 30, 2012 and January 1, 2012, respectively. Amortization expense was approximately $58,000 in the fiscal year ended December 30, 2012, $54,000 in the fiscal year ended January 1, 2012 and $51,000 in the fiscal year ended January 2, 2011. Amortization expense is estimated to be $55,000 in fiscal 2013, $37,000 in fiscal 2014, $22,000 in fiscal 2015, $19,000 in fiscal 2016, and $14,000 in fiscal 2017.

Intangible assets that are not being amortized relate to the Company's domain names, with total carrying amounts of approximately $33,000 at both December 30, 2012 and January 1, 2012. These assets are tested for impairment annually and more frequently if certain circumstances indicate that impairment may have occurred.

Note Receivable and Other Investments

On May 2, 2012, the Company purchased $2.0 million in convertible preferred shares in a privately-held company in exchange for a minority stake. The convertible preferred shares are convertible into common stock of the same privately-held company at any time at the Company's option. The convertible preferred shares did not meet the characteristics of in-substance common stock; as such, this investment is accounted for under the cost method.

Also on May 2, 2012, the Company loaned $2.0 million to the same privately-held company in exchange for a note receivable (the "Note"). The Note is convertible into convertible preferred shares upon the occurrence of certain events or at the Company's written election. If not sooner converted, the Note matures on May 1, 2015, at which time the Company is due the entire unpaid principal amount and unpaid interest thereon. The interest on the principal amount outstanding is payable in quarterly installments in cash, until the Note is repaid in full or until the principal amount has been converted. The Note bears interest at LIBOR + 1% as of December 30, 2012. The interest rate increases over the term of the Note to a maximum rate of LIBOR + 8%. The Note is recorded at its face amount on the Company's consolidated balance sheet.

The Company reviews the investment for impairment when events and circumstances indicate that the decline in fair value of the asset below the carrying value is other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as the Company's ability and intent to hold the investment until a forecasted recovery occurs. Additionally, the Company assesses whether it has plans to sell the security or it is more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis. Factors considered include recent and projected financial results and operating trends; publicly available information that may affect the value of the investment; duration and severity of the decline in value; and our strategy and intentions for holding the investment.

Fair Value of Financial Instruments

The carrying amounts for the Company's cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Treasury Stock

Treasury stock is recorded at cost and consists primarily of the repurchase of the Company's common stock in the open market.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits, such as return reserves, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company does not have any unrecognized tax benefits. If interest and penalties related to unrecognized tax benefits were incurred, such amounts would be included in the Company's provision for income taxes.

Revenue Recognition

Net sales consist of products sold via the Internet and shipping revenue, net of estimated returns and promotional discounts and excluding sales taxes. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectability of the selling price is reasonably assured. The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned. Revenue is recorded at the gross amount when the Company is the primary obligor, is subject to inventory and credit risk, has latitude in establishing price and product specification, or has most of these indicators. When the Company is not primarily obligated and has no latitude in establishing the price, revenue will be recorded at the net amount earned.

The Company requires payment at the point of sale. Amounts received before the customer assumes the risk of loss are not recorded as revenue. For sales to customers in the U.S., Canada, E.U., and the United Arab Emirates (the "U.A.E."), the Company recognizes revenue when delivery has occurred, which is typically one to three days after shipment. For international sales, other than to Canada, E.U., and the U.A.E., revenue is recognized upon shipment. The Company generally offers a return policy of 30 days and provides an allowance for sales returns during the period in which the sales are made. At December 30, 2012 and January 1, 2012, the reserve for sales returns was $1.4 million and $1.1 million, respectively, and was recorded as an accrued liability. Sales and cost of sales reported in the consolidated statements of operations are reduced to reflect estimated returns. The estimates are based on the Company's historical product return rates and current economic conditions.

In 2011, the Company began offering a lifetime diamond upgrade program on all certified diamonds purchased since January 1, 2011. This is accounted for as a guarantee and at December 30, 2012 and January 1, 2012, the estimated the fair value of the guarantee is inconsequential.

The Company generally does not extend credit to customers, except through third party credit cards. The majority of sales are through credit cards, and trade accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts because payment is typically received within two business days after the sale is complete.

Shipping and Handling Costs

The Company's shipping and handling costs primarily include payments to third-parties for shipping merchandise to the Company's customers. Shipping and handling costs of approximately $4.5 million, $4.2 million and $3.2 million in the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively, were included in cost of sales.

Cost of Sales

Cost of sales consists of the cost of merchandise sold to customers, inbound and outbound shipping costs, insurance on shipments, the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facility costs, and depreciation on assembly related property, plant and equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll and related benefit costs for the Company's employees, marketing costs, stock-based compensation and credit card fees. These expenses also include certain facility-related costs, and fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

Fulfillment costs include costs incurred in operating and staffing the fulfillment center, including costs attributable to receiving, inspecting and warehousing inventories and picking, packaging and preparing customers' orders for shipment. Fulfillment costs in the years ended December 30, 2012, January 1, 2012 and January 2, 2011 were approximately $3.7 million, $3.5 million and $3.3 million, respectively.

The Company has procedures in place to detect and prevent credit card fraud to mitigate exposure to losses from fraudulent charges. The Company records a reserve for fraud losses based on the Company's historical rate of such losses. This reserve is recorded as an accrued liability and amounted to approximately $0.1 million at December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Marketing

Marketing costs are expensed as incurred. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Costs of advertising associated with radio, print and other media are expensed when such services are used. Marketing expense for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011 was approximately $21.0 million, $16.9 million and $14.5 million, respectively.

Stock-Based Compensation

The Company measures compensation cost for all stock options and restricted stock units granted based on fair value on the measurement date, which is typically the grant date. The fair value of each stock option granted is estimated on the grant date using the Black-Scholes-Merton option valuation model. The fair value of each restricted stock unit is based on the fair market value of the Company's common stock on the date of the grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each stock option or restricted stock unit grant expected to vest with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations.

Note 2. Inventories

Inventories consist of the following (in thousands):

	December 30, 2012	January 1, 2012
Loose diamonds	$ 1,583	$ 1,607
Fine jewelry and other	31,687	27,660
	$ 33,270	$ 29,267

Note 3. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 30, 2012	January 1, 2012
Computers and equipment	$ 4,275	$ 4,204
Software and website development	12,491	11,575
Leasehold improvements	5,902	5,850
Furniture and fixtures	976	989
Building	940	940
	24,584	23,558
Less: accumulated depreciation and amortization	(16,708)	(15,218)
Property and equipment, net	$ 7,876	$ 8,340

Total depreciation expense was approximately $3.3 million, $3.3 million, and $3.1 million for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs of developing software for internal use. Amortization begins in the period in which the software is ready for its intended use. The Company had approximately $2.7 million and $2.6 million of unamortized computer software and website development costs at December 30, 2012 and January 1, 2012, respectively. Depreciation and amortization expense of capitalized software and website development costs was approximately $2.0 million, $1.9 million and $1.6 million in the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Note 4. Commitments and Contingencies

Leases

The Company leases its office and warehouse facilities and some equipment under non-cancelable lease agreements with initial terms that generally range from three to eleven years. Certain of the leases include renewal provisions at the Company's option. At the inception of the lease, the Company evaluates each agreement to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. The corporate headquarters office lease contains rent escalation clauses and rent holidays. Rent expense is recorded on a straight-line basis over the lease term with the difference between the rent paid and the straight-line rent expense recorded as a deferred rent liability. Lease incentive payments received from the landlord are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction in rent. At December 30, 2012 and January 1, 2012, the deferred rent balance related to lease incentives was approximately $1.9 million and $1.8 million, respectively.

During 2007, the Company made tenant improvements to its U.S. fulfillment center. Due to its financial involvement in the construction of the leased property, the Company recorded the building as property and equipment during the construction period. Upon completion, the transaction did not meet the criteria for sale-leaseback accounting, and accordingly, has been recorded as a long-term financing obligation.

Future minimum lease payments at December 30, 2012 are as follows (in thousands):

	Financing Obligation	Operating Leases
2013	$ 61	$ 1,048
2014	51	1,030
2015	—	934
2016	—	959
2017	—	936
Thereafter	—	3,637
Total minimum lease payments	112	$ 8,544
Less: amounts representing interest	(2)	
Present value of minimum lease payments	110	
Residual value	575	
Less: current maturities	(60)	
Total long-term financing obligation less current maturities	$ 625	

At both December 30, 2012 and January 1, 2012, assets under the long-term financing obligation amounted to $0.7 million. These amounts are net of accumulated depreciation of approximately $0.3 million and $0.2 million as of December 30, 2012 and January 1, 2012, respectively. Such assets are classified within property and equipment, net, in the accompanying balance sheets. The residual value of the long-term financing obligation represents the estimated fair value of the financing at the end of the Company's lease term. Rent expense, which includes certain common area maintenance costs, was approximately $0.8 million, $0.9 million and $0.6 million for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes or claims. Although the Company cannot predict with assurance the outcome of any litigation, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company's financial condition or results of operations.

Note 5. Preferred Stock

The Company has 5,000,000 shares of undesignated preferred stock authorized for future issuance. Shares of preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company's board of directors.

Note 6. Stock-Based Compensation

Stock Option Plans

The Company's 1999 Equity Incentive Plan ("1999 Plan") provides for the grant of incentive stock options, non-statutory stock options, stock bonuses and restricted stock awards, which may be granted to employees, including officers, non-employee directors and consultants. Options granted under the 1999 Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over the subsequent three years and expire 10 years from the date of grant. Options granted under the 1999 Plan were generally granted at fair value on the date of the grant. As of May 19, 2004, the effective date of the Company's initial public offering, no additional awards were granted under the 1999 Plan.

The Company's 2004 Equity Incentive Plan ("2004 Plan") provides for the grant of non-statutory stock options, restricted stock awards, stock appreciation rights, restricted stock units and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants. As of December 30, 2012, the Company reserved 5,957,751 shares of common stock for future grants under the 2004 Plan, which amount will be increased annually on the first day of each fiscal year, up to and including 2014, by five percent of the number of shares of common stock outstanding on such date unless a lower number of shares is approved by the board of directors. Options granted under the 2004 Plan generally provide for 25% vesting on the first anniversary of the date of grant with the remainder vesting monthly over the subsequent three years, and generally expire 10 years from the date of grant.

The Company's 2004 Non-Employee Directors' Stock Option Plan ("Directors' Plan") provides for the automatic grant of non-statutory stock options to purchase shares of common stock to non-employee directors. In April 2012, the Directors' Plan was suspended; therefore, equity compensation that would have been granted under the Directors' Plan is now granted under the 2004 Plan. As of December 30, 2012, there are 438,026 shares of common stock reserve for future grants under the Directors' Plan. As a result of the suspension, the amount for future grants will not increase annually. There were no options granted under the Directors' Plan in the fiscal year ended December 30, 2012.

Employee Stock Purchase Plans

In April 2004, the Company adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan"). As of December 30, 2012, 1,000,000 shares of common stock are authorized to be sold under the Purchase Plan. Commencing on the first day of the fiscal year in which the Company first makes an offering under the Purchase Plan, this amount will be increased annually for 20 years. The increase in amount is the lesser of 320,000 shares or one and one half percent of the number of shares of common stock outstanding on each such date, unless a lower number of shares is approved by the board of directors. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of December 30, 2012, no shares of common stock have been offered for sale under the Purchase Plan.

Option Grants to Non-Employees

The Company accounts for equity instruments issued to non-employees at their fair value on the measurement date.

Stock-Based Compensation Expense

The following weighted average assumptions were used for the valuation of stock options granted during the periods presented:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Expected term	4.3 years	4.0 years	4.0 years
Expected volatility	58.9%	58.5%	57.9%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	0.7%	0.9%	1.2%
Estimated weighted average fair value per option granted	$ 15.45	$ 20.54	$ 21.60

- Expected Term — This is the estimated period of time until exercise and is based primarily on historical experience for options with similar terms and conditions, giving consideration to future expectations. The Company also considers the expected terms of other companies that have similar contractual terms, expected stock volatility and employee demographics.
- Expected Volatility — This is based on the Company's historical stock price volatility.
- Expected Dividend Yield — The Company has not paid dividends in the past and does not expect to pay dividends in the near future.
- Risk-Free Interest Rate — This is the rate on nominal U.S. Government Treasury Bills with lives commensurate with the expected term of the options on the date of grant.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

The following table represents total stock-based compensation expense recognized in the consolidated financial statements (in thousands):

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Stock-based compensation expense in selling, general and administrative expenses	$ 4,867	$ 6,322	$ 6,771
Stock-based compensation expense in cost of sales	100	92	91
Total stock-based compensation expense in the consolidated statements of operations	$ 4,967	$ 6,414	$ 6,862
Total related tax benefit	$ 1,753	$ 2,194	$ 2,354
Stock-based compensation capitalized	$ 133	$ 144	$ 144

Stock-based compensation capitalized is included in property and equipment, net, in the consolidated balance sheets as a component of the cost capitalized for website development and the development of software for internal use. As of December 30, 2012, the Company had total unrecognized compensation costs related to unvested stock options of approximately $8.9 million, before income taxes. The Company expects to recognize this cost over a weighted average period of 2.89 years.

The following summarizes all stock option transactions from January 4, 2010 through December 30, 2012:

	Options	Weighted averag e exercise price	Weighted averag e remaining contractual term	Total intrinsic value
	(In thousands)		(In years)	(In thousands)
Balance, January 4, 2010	2,636	$ 33.44		
Granted	316	47.79		
Exercised	(393)	13.71		
Canceled	(114)	42.59		
Balance, January 2, 2011	2,445	38.04		
Granted	436	45.51		
Exercised	(304)	23.57		
Canceled	(186)	43.54		
Balance, January 1, 2012	2,391	40.82		
Granted	432	33.15		
Exercised	(220)	31.15		
Canceled	(404)	50.26		
Balance, December 30, 2012	2,199	$ 38.55	5.83	$ 10,855
Vested and expected to vest at December 30, 2012	2,110	$ 38.63	5.70	$ 10,517
Exercisable at December 30, 2012	1,525	$ 39.24	4.51	$ 8,303

The aggregate intrinsic values in the table above are before applicable income taxes and represent the amounts recipients would have received if all options had been exercised on the last business day of the fiscal year ended December 30, 2012, based on the Company's closing stock price.

The following table summarizes additional information about stock options outstanding at December 30, 2012:

	Outstanding			Exercisable	
		Weighted Average			
Range of Exercise Price	Options	Remaining Contractual Life	Exercise Price	Options	Weighted Average Exercise Price
	(In thousands)	(In years)		(In thousands)	
$8.75 — $30:09	564	4.78	$ 26.18	447	$ 25.58
$30.12 — $33.30	623	5.02	32.09	441	31.76
$33.40 — $46.44	553	7.32	38.65	286	40.35
$46.92 — $94.99	459	6.42	62.40	351	65.13
	2,199	5.83	38.55	1,525	39.24

The total intrinsic value of options exercised were approximately $1.6 million, $5.9 million and $15.4 million in the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively. During the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011, the total fair value of options vested was approximately $4.6 million, $6.4 million and $6.8 million, respectively.

During 2012, there were 6,369 restricted stock units granted, 3,183 restricted stock units vested, and no restricted stock units were cancelled. As of December 30, 2012, the Company has 3,186 restricted stock units that are vested or are expected to vest.

Note 7. Common Stock

In February 2012, the Company's board of directors authorized the repurchase of up to $100.0 million of its common stock within the 24-month period following the approval date of such repurchase. In the fiscal year ended December 30, 2012, the Company repurchased 1.5 million shares of its common stock for an aggregate purchase price of approximately $38.9 million. In the fiscal year ended January 1, 2012, the Company repurchased 1.1 million shares of the Company's common stock for an aggregate purchase price of approximately $39.9 million under a previous repurchase authorization that has since expired.

Note 8. Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a discretionary matching contribution, which has generally been $0.50 for every $1.00 contributed by the employee up to 4% of each employee's salary. Such contributions were approximately $0.3 million for the fiscal year ended December 30, 2012, and $0.2 million for each of the fiscal years ended January 1, 2012 and January 2, 2011.

Note 9. Income Taxes

The expense for income taxes consists of the following (in thousands):

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Current income tax expense	$ 6,111	$ 5,885	$ 4,564
Tax (deficiency) benefit from stock based compensation recorded in equity	(2,567)	771	4,595
Deferred income tax expense (benefit)	1,030	(761)	(1,763)
Total income tax expense	$ 4,574	$ 5,895	$ 7,396

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Statutory federal income tax rate	35.0%	35.0 %	35.0 %
Other, net	0.3%	(0.8)%	(0.7)%
Effective tax rate	35.3%	34.2 %	34.3 %

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands):

	December 30, 2012	January 1, 2012
Deferred tax assets:		
Current:		
Reserves and allowances	$ 722	$ 583
Deferred rent	86	74
Inventory	295	244
Other	141	18
Noncurrent:		
Stock-based compensation	8,657	10,060
Deferred rent	656	721
Financing obligation	219	240
Other	243	31
Gross deferred tax assets	$ 11,019	$ 11,971
Valuation allowance	(27)	—
Gross deferred tax assets, net of valuation allowance	$ 10,992	$ 11,971
Deferred tax liabilities:		
Current:		
Prepaid expenses	$ (301)	$ (230)
Other	(17)	—
Noncurrent:		
Leased building	(234)	(251)
Excess of book over tax depreciation and amortization	(1,728)	(1,748)
Gross deferred tax liabilities	(2,280)	(2,229)
Net deferred tax assets	$ 8,712	$ 9,742

At December 30, 2012, the Company had foreign net operating loss carryforwards for income tax purposes of approximately $0.1 million. If not utilized, the foreign net operating loss carryforwards will expire in 2018.

At December 30, 2012, the Company had a valuation allowance of $27,000. The valuation allowance relates to foreign net operating losses that would be realizable only upon the generation of future taxable income in the jurisdiction in which the losses were incurred.

Income taxes payable at December 30, 2012 and January 1, 2012 were approximately $2.7 million and $0.8 million, respectively, and were included in accrued liabilities.

The Company has not provided for deferred taxes on unremitted earnings of subsidiaries outside the United States where such earnings are permanently reinvested. At December 30, 2012, unremitted earnings of foreign subsidiaries were approximately $0.9 million. The amount of unrecognized deferred tax liability associated with these unremitted earnings is approximately $0.2 million. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to U.S. income taxes less an adjustment for applicable foreign tax credits.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2009.

The tax benefit realized for the tax deduction from stock option exercises was approximately $0.6 million, $1.8 million and $5.3 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Note 10. Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and conversion of unvested restricted stock units except when the effect of their inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Net income	$ 8,392	$ 11,350	$ 14,142
Weighted average common shares outstanding	13,204	14,182	14,446
Basic net income per share	$ 0.64	$ 0.80	$ 0.98
Dilutive effect of stock options and restricted stock units	223	493	634
Common stock and common stock equivalents	13,427	14,675	15,080
Diluted net income per share	$ 0.63	$ 0.77	$ 0.94

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been antidilutive (in thousands):

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Stock options	1,337	766	595

Note 11. Segment and Geographic Information

The Company's only operating segment is online retail jewelry. The Company sells jewelry to customers within and outside the United States. No customer accounted for 10% or more of the Company's revenues. Net sales were attributed on the basis of the country to where the product was shipped. Revenue from customers in individual foreign countries was not material to the financial statements.

The tables below represent information by geographic area (in thousands):

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Net sales to customers:			
United States			
Engagement	$ 226,578	$ 186,243	$ 189,486
Non-engagement	111,070	105,905	100,103
Total United States	337,648	292,148	289,589
Other countries			
Engagement	49,932	44,942	35,077
Non-engagement	12,455	10,923	8,223
Total other countries	62,387	55,865	43,300
Total	$ 400,035	$ 348,013	$ 332,889

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Long-lived assets:			
United States	$ 7,803	$ 8,254	$ 6,009
Other countries	73	86	148
Total	$ 7,876	$ 8,340	$ 6,157

Note 12. Selected Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2012 and 2011 are as follows (in thousands, except per share data):

	Q1	Q2	Q3	Q4
2012 quarter:				
Net sales	$ 83,103	$ 90,981	$ 89,830	$ 136,121
Gross profit	15,278	17,191	16,930	25,659
Net income	154	1,578	1,741	4,919
Basic net income per share	0.01	0.11	0.14	0.39
Diluted net income per share	0.01	0.11	0.14	0.39

	Q1	Q2	Q3	Q4
2011 quarter:				
Net sales	$ 80,180	$ 80,522	$ 74,987	$ 112,324
Gross profit	16,920	17,173	14,838	23,201
Net income	2,422	2,838	1,869	4,221
Basic net income per share	0.17	0.19	0.13	0.31
Diluted net income per share	0.16	0.19	0.13	0.30

Note 13. Related Party Transactions

Mark Vadon, the Chairman of the Board of Directors of Blue Nile, Inc., is the founder, director, and owns a significant number of shares of Zulily, Inc., ("Zulily"). Zulily is an online store offering daily sales of top quality apparel, gear and other products for moms, babies and kids. In addition, Michael Potter and Eric Carlborg, directors of Blue Nile, Inc., are members of Zulily's board of directors. Mr. Carlborg also has an ownership interest in Zulily.

The Company sold products to Zulily of approximately $9,800, $65,000 and $2,300 for the fiscal years ended December 30, 2012, January 1, 2012, and January 2, 2011, respectively. At December 30, 2012, the Company has receivables due from Zulily of approximately $9,800 recorded in trade accounts receivable in the consolidated balance sheet. At January 1, 2012, the Company has receivables due from Zulily of approximately $65,000 recorded in other accounts receivable in the consolidated balance sheet.

The Company anticipates that it will continue to sell its products to Zulily or have other transactions with Zulily in the foreseeable future.

As set forth in Note 1, the Company owns a minority stake in a privately-held company. Blue Nile, Inc. sold products to this entity of approximately $1.2 million and $1.0 million for fiscal years ended December 30, 2012 and January 1, 2012, respectively. The Company had receivables due from this entity of approximately $0.2 million at December 30, 2012 and January 1, 2012, respectively, recorded in trade accounts receivable in the consolidated balance sheets. The Company did not have any related party transactions with this entity for the fiscal year ended January 2, 2011.

Note 14. Subsequent Events

On February 11, 2013, the Company entered into a Credit Agreement (the "Credit Agreement") with U.S. Bank National Association (the "Lender"). The Credit Agreement provides for a $35.0 million (the "Credit Limit") unsecured, revolving credit facility. The Credit Agreement terminates on February 11, 2014 (the "Line Termination Date"). Under the terms and conditions of the Credit Agreement, the Company may borrow from the Lender until the Line Termination Date, with the aggregate principal amounts outstanding at any one time not to exceed the Credit Limit. The interest on the Revolving Loan is the daily reset LIBOR rate plus 1.65%. The fee for the unused portion of the Credit Limit is equal to 0.15% per annum and is due monthly.

Pursuant to the terms of the Credit Agreement, the Company must reduce the outstanding balance of the Revolving Loan to no more than zero for a minimum of 30 consecutive days annually. The Credit Agreement further provides that the Company maintain compliance with certain covenants, including, among other things: (1) maintenance by the Company of at least $20.0 million in accounts with the Lender at the end of each fiscal quarter; and (2) maintenance by the Company of a fixed charge coverage ratio equal to at least 1.25 to 1.

As of the filing date of this Annual Report on Form 10-K, the Company is in compliance with the covenants of the Credit Agreement and the Company does not have any amounts outstanding under the Credit Agreement.

BLUE NILE, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description		Balance at Beginning of Period		Charged to Revenue, Costs or Expenses		Deductions (A)		Balance at End of Period
				(In thousands)				
Reserve for sales returns:								
Year ended:								
December 30, 2012	$	1,087	$	36,720	$	(36,440)	$	1,367
January 1, 2012		1,019		33,634		(33,566)		1,087
January 2, 2011		890		31,071		(30,942)		1,019
Reserve for fraud:								
Year ended:								
December 30, 2012	$	102	$	356	$	(330)	$	128
January 1, 2012		104		177		(179)		102
January 2, 2011		93		128		(117)		104

(A) Deductions for sales returns and fraud consist of actual sales returns and credit card charge backs in each period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by us in our periodic reports filed with the SEC is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and SEC reports. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures.

Based on their evaluation, our certifying officers concluded that the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the certifying officers, we assessed the effectiveness of our internal control over financial reporting as of December 30, 2012, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective at the "reasonable assurance" level as of December 30, 2012.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 30, 2012, as stated in their audit report below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 30, 2012, that our certifying officers concluded materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blue Nile, Inc.
Seattle, Washington

We have audited the internal control over financial reporting of Blue Nile, Inc., and subsidiaries (the "Company") as of December 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers; or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 30, 2012 of the Company and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
Seattle, Washington
February 25, 2013

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item relating to our executive officers will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the caption "Executive Officers" and is incorporated herein by reference. The information required by this Item relating to our directors and nominees, including information with respect to audit committee financial experts and our code of ethics, will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the caption "Proposal 1 — Election of Directors" and is incorporated herein by reference. The information required by this Item regarding compliance with Section 16(a) of the Securities Exchange Act will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 11. *Executive Compensation*

The information required by this Item will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the captions "Compensation of Executive Officers," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation of Directors," and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the captions "Transactions with Related Persons" and "Proposal 1-Election of Directors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item will be contained in our Proxy Statement with respect to our 2013 Annual Meeting of Stockholders under the caption "Ratification of Selection of Independent Auditors" and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

Index to Consolidated Financial Statements

a. The following documents are filed as part of this Annual Report on Form 10-K:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2013

Blue Nile, Inc.
(Registrant)

By /s/ David Binder
David Binder
Chief Financial Officer
(Principal Financial Officer)

Date: February 25, 2013

Blue Nile, Inc.
(Registrant)

By /s/ Terri K. Maupin
Terri K. Maupin
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harvey Kanter and David Binder, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

This Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated, pursuant to the requirements of the Securities Exchange Act of 1934.

By /s/ Harvey Kanter — February 25, 2013
Harvey Kanter, Chief Executive Officer and Director
(Principal Executive Officer)

By /s/ David Binder — February 25, 2013
David Binder, Chief Financial Officer
(Principal Financial Officer)

By /s/ Terri K. Maupin — February 25, 2013
Terri K. Maupin, Chief Accounting Officer
(Principal Accounting Officer)

By	/s/ Mark C. Vadon Mark C. Vadon, Chairman of the Board of Directors	February 25, 2013
By	/s/ W. Eric Carlborg W. Eric Carlborg, Director	February 20, 2013
By	/s/ Leslie Lane Leslie Lane, Director	February 15, 2013
By	/s/ Chris Bruzzo Chris Bruzzo, Director	February 21, 2013
By	/s/ Michael Potter Michael Potter, Director	February 20, 2013
By	/s/ Steve Scheid Steve Scheid, Director	February 25, 2013
By	/s/ Mary Alice Taylor Mary Alice Taylor, Director	February 19, 2013

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference. Where an exhibit is incorporated by reference, the number in parentheses indicates the document to which cross-reference is made. See the end of this exhibit index for a listing of cross-reference documents.

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Blue Nile, Inc.
3.2(2)	Amended and Restated Bylaws of Blue Nile, Inc.
4.1	Reference is made to Exhibits 3.1, and 3.2.
4.2(3)	Specimen Stock Certificate.
4.3(19)	Amended and Restated Investor Rights Agreement dated June 29, 2001 by and between Blue Nile, Inc. and certain holders of Blue Nile, Inc.'s preferred stock.
10.1.1(19)*	Blue Nile, Inc. Amended and Restated 1999 Equity Incentive Plan.
10.1.2(19)*	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 1999 Equity Incentive Plan.
10.2.1(11)*	Third Amended and Restated 2004 Non-Employee Directors' Stock Option Plan.
10.3(19)*	Blue Nile, Inc. 2004 Employee Stock Purchase Plan.
10.4.1(12)*	Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.2(4)*	Form of Option Agreement pursuant to the 2004 Equity Incentive Plan.
10.4.3(4)*	Form of Stock Option Grant Notice-Employee pursuant to the 2004 Equity Incentive Plan.
10.4.4(4)*	Form of Stock Option Grant Notice-Non-Employee Director pursuant to the 2004 Equity Incentive Plan.
10.4.5(4)*	Form of Restricted Stock Unit Grant Notice-Employee under the Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.6(4)*	Form of Restricted Stock Unit Grant Notice-Non-Employee Director under the Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.7(4)*	Form of Restricted Unit Award Agreement under the Blue Nile, Inc. 2004 Equity Incentive Plan.
10.5(15)	Lease Agreement, dated January 6, 2011, between Merrill Place LLC and the registrant.
10.5.1(4)	First Amendment to Lease, dated April 1, 2012 between AGNM Merrill Place, LLC., and the registrant.
10.5.2(4)	Second Amendment to Lease, dated November 14, 2012 between AGNM Merrill Place, LLC., and the registrant.
10.6.1(12)	Lease, dated June 28, 2001, between Gull Industries, Inc. and the registrant.
10.6.2(12)	First Amendment to Lease, dated December 11, 2002 between Gull Industries, Inc. and the registrant.
10.6.3(12)	Second Amendment to Lease, dated November 15, 2003, between Gull Industries, Inc. and the registrant.
10.7(8)	Commercial lease, dated July 21, 2006, between Gull Industries, Inc. and the registrant.
10.7.1(9)	First Amendment to Commercial Lease, dated May 19, 2011 between 5901 Fourth LLC and the registrant.
10.8(6)*	Offer Letter with Harvey Kanter, dated March 2, 2012.
10.9(19)*	Offer Letter with Dwight Gaston, dated May 14, 1999.
10.10(10)*	Offer Letter with David Binder, dated June 30, 2011.

Exhibit Number	Description
10.11(13)*	Offer Letter with Terri Maupin, dated July 22, 2003.
10.12(17)*	Offer Letter with Vijay Talwar, dated August 20, 2010.
10.13(7)*	Offer Letter with Engle Saez, dated April 24, 2012
10.14(18)*	Offer Letter with Julie Yoakum, dated June 7, 2012.
10.15(5)*	Blue Nile Inc. Indemnification Agreement.
10.16(21)*	Executive Cash Bonus Plan for Fiscal Year 2013.
10.17(4)*	2013 Compensation Program for Non-Employee Directors.
10.18(20)*	Performance Bonus Plan.
10.19(14)*	Amended and Restated Change of Control Severance Plan.
10.20(24)	Credit Agreement Between Blue Nile, Inc. and U.S. Bank National Association dated February 11, 2013.
10.21(22)*	Executive Cash Bonus Plan for Fiscal Year 2012.
10.22(23)*	Amended and Restated 2012 Compensation Program for Non-Employee Directors.
21.1(4)	Subsidiaries of the Registrant.
23.1(4)	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney of Officers and Directors signing this Annual Report on Form 10-K (see page 58).
31.1(4)	Certification of Principal Chief Executive Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2(4)	Certification of Principal Financial Officer Required Under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1(16)	Certification of Principal Chief Executive Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2 (16)	Certification of Principal Financial Officer Required Under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

---

* Denotes a management contract or compensatory plan, contract or agreement, in which the Company's directors or executive officers may participate.

(1) Previously filed as Exhibit 3.1 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2004 (No. 000-50763), as filed with the Securities and Exchange Commission on August 6, 2004, and incorporated by reference herein.

(2) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on November 9, 2009, and incorporated by reference herein.

(3) Previously filed as Exhibit 4.2 to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on May 4, 2004, as amended, and incorporated by reference herein.

(4) Filed herewith.

(5) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on May 7, 2012, and incorporated by reference herein.

(6) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 19, 2012, and incorporated by reference herein.

(7) Previously filed as Exhibit 10.4 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763), as filed with the Securities and Exchange Commission on May 9, 2012, and incorporated by reference herein.

(8) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on July 27, 2006, and incorporated by reference herein.

(9) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on May 23, 2011, and incorporated by reference herein.

(10) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on July 21, 2011, and incorporated by reference herein.

(11) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on November 7, 2008, and incorporated by reference herein.

(12) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1/A (No. 333-113494), as filed with the Securities and Exchange Commission on April 19, 2004, as amended, and incorporated by reference herein.

(13) Previously filed as Exhibit 10.12 to Blue Nile, Inc.'s Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on March 25, 2005, and incorporated by reference herein.

(14) Previously filed as Exhibit 10.20 to Blue Nile, Inc.'s Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on February 27, 2012, and incorporated by reference herein.

(15) Previously filed as Exhibit 10.8 to Blue Nile, Inc.'s Annual Report on Form 10-K (No. 000-50763), as filed with the Securities and Exchange Commission on February 28, 2011, and incorporated by reference herein.

(16) Filed herewith. The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Blue Nile, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(17) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763) as filed with the Securities and Exchange Commission on November 9, 2010 and incorporated by reference herein.

(18) Previously filed as Exhibit 10.5 to Blue Nile, Inc.'s Quarterly Report on Form 10-Q (No. 000-50763), as filed with the Securities and Exchange Commission on August 7, 2012 and incorporated by reference herein.

(19) Previously filed as the like numbered exhibit to Blue Nile, Inc.'s Registration Statement on Form S-1 (No. 333-113494) as filed with the Securities and Exchange Commission on March 11, 2004, and incorporated by reference herein.

(20) Previously filed as Exhibit 10.1 to Blue Nile Inc.'s Current Report on Form 8-K (No. 000-50763) as filed with the Securities and Exchange Commission on May 25, 2010 and incorporated by reference herein.

(21) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on February 8, 2013, and incorporated by reference herein.

(22) Previously filed as Exhibit 10.1 to Blue Nile Inc.'s Current Report on Form 8-K (No. 000-50763) as filed with the Securities and Exchange Commission on February 10, 2012 and incorporated by reference herein.

(23) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on November 6, 2012, and incorporated by reference herein.

(24) Previously filed as Exhibit 10.1 to Blue Nile, Inc.'s Current Report on Form 8-K (No. 000-50763), as filed with the Securities and Exchange Commission on February 12, 2013, and incorporated by reference herein.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark Vadon, Chairman
Leslie Lane, Lead Independent Director
Chris Bruzzo
Eric Carlborg
Harvey Kanter
Michael Potter
Steve Scheid
Mary Alice Taylor

EXECUTIVE OFFICERS

Harvey Kanter
Chief Executive Officer and President

Vijay Talwar
General Manager and President of International

David Binder
Chief Financial Officer

Dwight Gaston
Senior Vice President of Operations

Julie Yoakum
Chief Merchandising Officer

Lauren Neiswender
General Counsel and Corporate Secretary

Corporate Headquarters
411 First Avenue South, Suite 700
Seattle, Washington 98104
206.336.6700

Annual Meeting of Stockholders
May 21, 2013 – 10:00 AM Pacific Time
Renaissance Seattle Hotel
515 Madison St.
Seattle, Washington 98104

Internet Website Address
www.bluenile.com

Stock Listing
The NASDAQ Stock Market LLC
Trading Symbol: NILE

Transfer Agent and Registrar
American Stock Transfer & Trust Company
1.800.937.5449
info@amstock.com
www.amstock.com

Independent Public Accountants
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, Washington 98104

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
bluenileir@bluenile.com or 206.336.6745

Public Relations
News media should direct their inquiries to:
josh@bluenile.com or 206.336.6773



